Filed pursuant to General Instruction II.L of Form F-10

File No. 333-283077

The information contained in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated December 16, 2024

PRELIMINARY PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED NOVEMBER 22, 2024

New Issue

US$

    Common Shares

This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated November 22, 2024 (the “Shelf Prospectus”), qualifies the distribution (the “Offering”) of common shares (the “Common Shares”) of VersaBank (the “Bank”, “us”, “we” or “our”) at a price of US$              per Common Share (the “Offering Price”). The Offering consists of              Common Shares being issued and sold by the Bank (the “Offered Shares”). The Bank will use the net proceeds of the Offering as described in this Prospectus Supplement. See “Use of Proceeds”.

Our Common Shares are listed and posted for trading on The Nasdaq Global Select Market (“Nasdaq”) and the Toronto Stock Exchange (the “TSX”) under the symbol “VBNK”. On December 13, 2024, the last trading day before the filing of this Prospectus Supplement, the closing price of the Common Shares on the Nasdaq and TSX was US$15.39 and C$21.88, respectively.

Price: US$ per Offered Share

	Price to the Public(1)	Underwriters’ Fee(2)	Net Proceeds to the Bank(3)
Per Offered Share	US$	US$	US$
Total Offering(4)	US$	US$	US$

(1)	The Offering Price was determined by negotiation between the Bank and the Underwriters (as defined herein), with reference to the then-current market price for the Common Shares.

(2)	Pursuant to the terms of the Underwriting Agreement (as defined below) and in consideration of the services rendered by the Underwriters in connection with the Offering, the Underwriters will receive an aggregate fee (the “Underwriters’ Fee”) of US$ representing % of the gross proceeds of the Offering. The Underwriters will also be reimbursed for certain expenses incurred in connection with this Offering. For additional information regarding underwriter compensation, see “Underwriting”.

(3)	After deducting the Underwriters’ Fee payable by the Bank, but before deducting the other expenses in respect of the Offering estimated to be approximately US$ .

(4)	The Bank has granted to the Underwriters an option (the “Over-Allotment Option”), exercisable, in whole or in part, from time to time not later than 30 days from the date of this Prospectus Supplement, to purchase from the Bank up to additional Common Shares (the “Additional Shares”) to be issued by the Bank, representing in the aggregate 15% of the total number of Offered Shares, at the Offering Price, less the Underwriters’ Fee. The Underwriters may exercise the Over-Allotment Option solely for the purpose of covering over-allotments, if any. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds to the Bank” will be US$ , US$ and US$ , respectively. See “Underwriting”.

All dollar amounts in this Prospectus Supplement are in United States dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information”.

Investing in the Common Shares involves significant risk. Prospective investors should consider the risks outlined in this Prospectus Supplement, in the accompanying Shelf Prospectus and in the documents incorporated by reference herein and therein. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors”.

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw or rescind from an agreement to purchase securities. See “Statutory Rights of Withdrawal and Rescission”.

Sole Bookrunning Manager

Raymond James

Co-Managers

Keefe, Bruyette & Woods	Roth Canada, Inc.
A Stifel Company

, 2024

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION OR ANY U.S. REGULATORY AUTHORITY, NOR HAVE THESE AUTHORITIES PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Offering is being made in the United States by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted in the United States and Canada, to prepare this Prospectus Supplement and the accompanying Shelf Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Offered Shares may have tax consequences both in Canada and the United States. Such consequences for investors who are resident in, or citizens of, Canada or the United States may not be described fully herein. See “Certain Canadian Federal Income Tax Considerations” and “Material U.S. Federal Income Tax Considerations”.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Bank is a Canadian Schedule I chartered bank subject to the provisions of the Bank Act (Canada) (the “Bank Act”), that most of its directors and officers reside principally in Canada, that some or all of the Underwriters or experts named in the Registration Statement (as defined herein) may be residents of a foreign country, and that all or a substantial portion of the assets of the Bank and said persons may be located outside the United States. See “Enforcement of Civil Liabilities”.

The Offering is being made concurrently in the United States under the terms of the Bank’s registration statement on Form F-10 (the “Registration Statement”) filed with the SEC and in each of the provinces and territories of Canada, other than Quebec, under the terms of this Prospectus Supplement.

All dollar amounts in this Prospectus Supplement are in United States dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information”.

The Offered Shares are being offered in the United States by Raymond James & Associates, Inc., Keefe, Bruyette & Woods, Inc. and Roth Capital Partners, LLC (collectively, the “U.S. Underwriters”) and in each of the provinces and territories of Canada, other than Quebec, by Roth Canada, Inc. (the “Canadian Underwriter”, and together with the U.S. Underwriters, the “Underwriters”) pursuant to an underwriting agreement dated December        , 2024, by and among the Bank and the Underwriters (the “Underwriting Agreement”). Subject to applicable law, the Underwriters may offer Offered Shares outside of the United States and Canada. See “Underwriting”.

The Bank will use the net proceeds from the Offering of the Offered Shares as described in this Prospectus Supplement. See “Use of Proceeds”.

The Underwriters, as principals, conditionally offer the Offered Shares qualified under this Prospectus Supplement and the Shelf Prospectus, subject to prior sale, when, as and if delivered by the Bank to the Underwriters and accepted by them subject to the conditions contained in the Underwriting Agreement, as described under “Underwriting”.

Certain legal matters relating to Canadian law with respect to the Offering will be passed upon for the Bank by Stikeman Elliott LLP. Certain legal matters relating to United States law with respect to the Offering will be passed upon for the Bank by Davis Polk & Wardwell LLP and for the Underwriters by Holland & Knight LLP. See “Legal Matters”.

Subject to applicable laws, the Underwriters may, in connection with this Offering, over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. After the Underwriters have made reasonable efforts to sell the Offered Shares at the Offering Price, the Underwriters may offer the Offered Shares to the public at prices lower than the Offering Price. Any such reduction will not affect the proceeds of the Offering to be received by the Bank. See “Underwriting”.

The Bank has applied to list the Offered Shares and the Additional Shares distributed under this Prospectus Supplement on the Nasdaq and the TSX. Listing will be subject to the Bank fulfilling all of the listing requirements of the Nasdaq and of the TSX.

Subscriptions will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is expected to take place on or about December        , 2024 (the “Closing Date”), or such earlier or later date as the Bank and the Underwriters may agree, but in any event no later than December        , 2024.

It is expected that the Bank will arrange for the instant deposit of the Offered Shares under the book-based system of registration, to be registered to The Depository Trust Company (“DTC”) or its nominee and deposited with DTC on the Closing Date, or as may otherwise be agreed to among the Bank and the Underwriters. In the case of certain Canadian purchasers, the Bank may alternatively arrange for the electronic deposit of the Offered Shares distributed under the Offering under the book-based system of registration, to be registered in the name of CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and deposited with CDS on the Closing Date. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriter or other registered dealer from or through whom a beneficial interest in the Offered Shares is purchased. See “Underwriting”.

The Bank’s principal and registered office is located at Suite 2002, 140 Fullarton Street, London, Ontario N6A 5P2.

Prospectus Supplement

Shelf Prospectus

S-i

About This Prospectus Supplement

This document is composed of two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and adds to and supplements information contained in the accompanying Shelf Prospectus and the documents incorporated by reference therein. The second part is the Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purpose of this Offering.

Neither the Bank nor any of the Underwriters has authorized any person to provide readers with information or to make representations different from those contained in this Prospectus Supplement and the accompanying Shelf Prospectus (or incorporated by reference herein or therein). Neither the Bank nor the Underwriters take responsibility for, or can provide any assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement and the accompanying Shelf Prospectus. If the description of the Offered Shares or any other information varies between this Prospectus Supplement and the accompanying Shelf Prospectus (including the documents incorporated by reference herein and therein), the information in this Prospectus Supplement supersedes the information in the accompanying Shelf Prospectus. The Offered Shares are not being offered in any jurisdiction where the offer or sale is not permitted.

Readers should not assume that the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Shelf Prospectus or the respective dates of the documents incorporated by reference herein or therein, unless otherwise noted herein or as required by law. The business, financial condition, results of operations and prospects of the Bank may have changed since those dates.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. We do not undertake to update the information contained or incorporated by reference herein or in the Shelf Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, our website shall not be deemed to be a part of this Prospectus Supplement, the accompanying Shelf Prospectus or any document incorporated by reference herein or therein, and such information is not incorporated by reference herein or therein. Prospective investors should not rely on such information when deciding whether or not to invest in the Offered Shares.

S-i

Documents Incorporated by Reference

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Shelf Prospectus solely for the purposes of this Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Shelf Prospectus and reference should be made to the Shelf Prospectus for full particulars thereof.

The following documents, filed with the various securities commissions or similar authorities in Canada, are incorporated by reference into, and form an integral part of, this Prospectus Supplement and the accompanying Shelf Prospectus:

•	the Bank’s Annual Information Form dated December 8, 2024 for the year ended October 31, 2024 (the “Annual Information Form”);

•	the Bank’s comparative audited consolidated financial statements as at and for the years ended October 31, 2024 and 2023, together with the report of the independent registered public accounting firm thereon, dated December 8, 2024 (the “Annual Financial Statements”);

•	the Bank’s Management’s Discussion and Analysis for the year ended October 31, 2024 (the “Annual MD&A”); and

•	the Bank’s Management Proxy Circular regarding the Bank’s annual and special meeting of shareholders held on April 17, 2024.

Any statement contained in this Prospectus Supplement, in the accompanying Shelf Prospectus or in any document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained herein or in the accompanying Shelf Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein or in the accompanying Shelf Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement.

Any document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements (in each case, including exhibits containing updated earnings coverage information) and the report of an independent registered public accounting firm thereon, management’s discussion and analysis and information circulars of the Bank, filed by the Bank with securities commissions or similar authorities in Canada, after the date of this Prospectus Supplement and for the duration of the Offering, shall be deemed to be incorporated by reference into this Prospectus Supplement. In addition, all documents filed on Form 6-K or Form 40-F by the Bank with the SEC on or after the date of this Prospectus Supplement shall be deemed to be incorporated by reference into the Registration Statement of which this Prospectus Supplement forms a part, if and to the extent, in the case of any Report on Form 6-K, expressly provided in such document.

Furthermore, other than in respect of the marketing materials relating to the road shows described under “Marketing Materials” below, any “template version” of any “marketing materials” (each as such term is defined in National Instrument 41-101 – General Prospectus Requirements) filed in connection with the Offering after the date of the final form of this Prospectus Supplement but prior to the termination of the distribution of the Offered Shares pursuant to the Offering is deemed to be incorporated by reference in the final form of this Prospectus Supplement and in the accompanying Shelf Prospectus.

The documents incorporated or deemed to be incorporated by reference herein contain meaningful and material information relating to the Bank, and readers should review all information contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.

Copies of the documents incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus may be obtained on request without charge from the Corporate Secretary, VersaBank, Suite 2002, 140 Fullarton Street, London, Ontario N6A 5P2, telephone: (519) 675-4201, and are also available electronically on the System for Electronic Document Analysis and Retrieval+ (“SEDAR+”) at www.sedarplus.ca and on the Electronic Data Gathering, Analysis, and Retrieval System (“EDGAR”) at www.sec.gov.

S-ii

Marketing Materials

Before filing the final prospectus supplement in respect of the Offering, the Bank and the Underwriters intend to hold road shows that potential investors in the United States and in certain of the provinces and territories of Canada will be able to attend. The Bank and the Underwriters may provide marketing materials to those potential investors in connection with those road shows.

In doing so, the Bank and the Underwriters are relying on a provision in applicable Canadian securities legislation that allows issuers in certain U.S. cross-border offerings to not have to file marketing materials relating to those road shows on SEDAR+ or include or incorporate by reference those marketing materials in the final prospectus supplement in respect of the Offering. To rely on this exemption, the Bank and the Underwriters must give a contractual right to Canadian investors in the event the marketing materials contain a misrepresentation.

Accordingly, the Bank and the Underwriters signing the certificate to be contained in the final prospectus supplement in respect of the Offering have agreed that in the event the marketing materials relating to the road shows described above contain a misrepresentation (as defined in securities legislation in each of the provinces and territories of Canada, other than Quebec), a purchaser resident in a province or territory of Canada, other than Quebec, who was provided with those marketing materials in connection with the road shows and who purchases Offered Shares under the final prospectus supplement in respect of the Offering during the period of distribution shall have, without regard to whether the purchaser relied on the misrepresentation, rights against the Bank and each such Underwriter with respect to the misrepresentation which are equivalent to the rights under the securities legislation of the jurisdiction of Canada where the purchaser is resident, subject to the defenses, limitations and other terms of that legislation, as if the misrepresentation was contained in the final prospectus supplement in respect of the Offering.

However, this contractual right does not apply (i) to the extent that the contents of the marketing materials relating to the road shows have been modified or superseded by a statement in the final prospectus supplement in respect of the Offering, and (ii) to any “comparables” (as such term is defined in National Instrument 41-101 – General Prospectus Requirements) in the marketing materials provided in accordance with applicable securities legislation.

S-iii

Non-IFRS Measures and Industry Metrics

This Prospectus Supplement, the accompanying Shelf Prospectus and/or the documents incorporated by reference herein or therein make reference to certain non-IFRS measures and industry metrics, such as “Basel III Common Equity Tier 1”, “Tier 1 and Total Capital Adequacy Ratios”, “Leverage Ratio”, “Book Value per Common Share”, “Cost of Funds”, “Efficiency Ratio”, “Efficiency Ratio Digital Banking”, “Net Interest Margin on Loans”, “Net Interest Margin or Spread”, “Provision for (Recovery of) Credit Losses as a Percentage of Average Total Loans”, “Return on Average Common Equity”, “Return on Average Total Assets” and “Yield” (each as defined below and together, the “Non-IFRS Measures”). See our Annual MD&A for reconciliations to the nearest IFRS measures. Our management uses these non-IFRS measures and other measures for a number of purposes including in order to facilitate operating performance comparisons.

Basel III Common Equity Tier 1, Tier 1 and Total Capital Adequacy Ratios and Leverage Ratios

In December 2009, the Basel Committee on Banking Supervision (the “Basel Committee”) announced consultative proposals to strengthen global capital and liquidity regulations for banks with the goal of promoting a more resilient banking sector. In December 2010, the Basel Committee finalized the new global bank capital adequacy rules for minimum and appropriate forms of bank liquidity (commonly called “Basel III”). In February 2011, the Office of the Superintendent of Financial Institutions (“OSFI”) announced that the Basel III requirements would be adopted for Canadian banks effective January 1, 2013.  Basel III Common Equity Tier 1, Tier 1 and Total Capital adequacy ratios and the Leverage ratio are determined in accordance with guidelines issued by OSFI.

Book Value per Common Share

Book value per common share is defined as Shareholders’ Equity less amounts relating to preferred shares recorded in equity, divided by the number of common shares outstanding. Book value per common share does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Cost of Funds

Cost of funds is calculated as interest expense (as presented in the Bank’s consolidated statements of income and comprehensive income) divided by average total assets. Cost of funds does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Efficiency Ratio

The efficiency ratio is calculated as non-interest expenses from consolidated operations as a percentage of total revenue (as presented in the Bank’s consolidated statements of income and comprehensive income). This ratio does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Efficiency Ratio Digital Banking

Efficiency ratio digital banking is calculated as non-interest expenses from the digital banking operations as a percentage of total revenue from the digital banking operations. This ratio does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Net Interest Margin on Loans

Net interest margin on loans is calculated as net interest income adjusted for the impact of cash, securities and other assets, divided by average gross loans. This metric does not have a standard meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Net Interest Margin or Spread

Net interest margin or spread is calculated as net interest income divided by average total assets. Net interest margin or spread does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

S-iv

Provision for (Recovery of) Credit Losses as a Percentage of Average Total Loans

This measure captures the provision for (recovery of) credit losses (as presented in the Bank’s consolidated statements of income and comprehensive income) as a percentage of the Bank’s average loans, net of allowance for credit losses. This percentage does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Return on Average Common Equity

Return on average common equity for the Bank is defined as annualized net income of the Bank less amounts relating to preferred share dividends, divided by average common shareholders’ equity which is average shareholders’ equity less amounts relating to preferred shares recorded in equity. Return on average common equity does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Return on Average Total Assets

Return on average total assets for the Bank is defined as annualized net income of the Bank less amounts relating to preferred share dividends, divided by average total assets. Return on average total assets does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Yield

Yield is calculated as interest income (as presented in the Bank’s consolidated statements of income and comprehensive income) divided by average total assets. Yield does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

S-v

Market and Industry Data

Market and industry data presented throughout this Prospectus Supplement, the accompanying Shelf Prospectus and/or the documents incorporated by reference herein or therein was obtained from independent industry and third-party sources and industry reports, and from publications, websites and other publicly available information, as well as industry and other data prepared by us or on our behalf on the basis of our knowledge of the markets in which we operate, including information provided by suppliers, partners, customers and other industry participants.

We believe that the market and economic data presented throughout this Prospectus Supplement, the accompanying Shelf Prospectus and/or the documents incorporated by reference herein or therein is accurate and, with respect to data prepared by us or on our behalf, that our estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and economic data presented throughout this Prospectus Supplement, the accompanying Shelf Prospectus and/or the documents incorporated by reference herein or therein are not guaranteed and none of us or any of the Underwriters makes any representation as to the accuracy of such data. Actual outcomes may vary materially from those forecast in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although we believe it to be reliable, none of us or any of the Underwriters has independently verified any of the data from third-party sources referred to in this Prospectus Supplement, the accompanying Shelf Prospectus and/or the documents incorporated by reference herein or therein, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying market, economic and other assumptions relied upon by such sources. Market and economic data are subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey.

S-vi

Currency Presentation and Exchange Rate Information

All dollar amounts in this Prospectus Supplement are in United States dollars, unless otherwise indicated. References to “$” and “US$” are to U.S. dollars and references to “C$” are to Canadian dollars.

The following table sets forth, for the periods indicated, the high, low, average and end of period daily average exchange rates for one U.S. dollar, expressed in Canadian dollars, published by the Bank of Canada during the respective periods.

	Year Ended October 31,
	2024	2023	2022
Highest rate during the period	1.3916	1.3871	1.3856
Lowest rate during the period	1.3205	1.3128	1.2368
Average for the period	1.3613	1.3487	1.2874
Period end	1.3916	1.3871	1.3649

On December 13, 2024, the Bank of Canada daily average exchange rate was US$1.00 = C$0.7027.

S-vii

Summary

The following summary highlights selected information contained elsewhere in this Prospectus Supplement and does not contain all of the information that you should consider in making your investment decision. Before investing in our Common Shares, you should carefully read the entire Prospectus Supplement and Shelf Prospectus, including the financial statements contained elsewhere in this Prospectus Supplement, the other information incorporated by reference and the information set forth under the heading “Risk Factors.”

Business of the Bank

Who We Are

VersaBank is a Canadian Schedule I chartered bank regulated by OSFI in Canada, and its wholly owned subsidiary, VersaBank USA National Association, is a federally chartered bank in the United States, regulated by the Office of the Comptroller of the Currency (“OCC”) in the United States. VersaBank became one of the world’s first fully digital financial institutions by adopting a highly efficient business-to-business digital banking model. We conduct deposit gathering and loan origination activities predominantly via technology-enabled electronic deposit and lending solutions for financial intermediaries, enabling them to excel in their core businesses. Additionally, through our wholly owned subsidiary, Washington, D.C.-based DRT Cyber, Inc. (“DRTC”), we leverage our internally developed IT security software and capabilities to offer innovative cybersecurity products and solutions designed to address the rapidly growing volume of cyber threats constantly challenging financial institutions, multinational corporations, and government entities.

Recent Expansion into the United States

We believe the United States presents an attractive growth market for the innovative products and services we offer through our digital banking model. Starting with our initial public offering (“IPO”) in the United States in 2021, we began executing on our strategy to expand into the United States.  Within roughly one year of our U.S. IPO, we finalized our first relationship with a U.S.-based point-of-sale (“POS”) lender and entered into a definitive agreement for our first acquisition of a U.S.-based insured depository institution. On August 30, 2024, VersaBank, through its wholly owned U.S. subsidiary VersaHoldings US Corp., completed its acquisition of Stearns Bank Holdingford, N.A. (“Stearns Holdingford”), which was subsequently renamed VersaBank USA National Association, for cash consideration of approximately $14.1 million (C$19.0 million). As part of the transaction, VersaBank, on a consolidated basis, acquired $68.4 million in assets and assumed $54.3 million in deposits and other liabilities. The acquisition of an OCC-licensed U.S. national bank provides access to lower-cost funds to fuel the growth of our receivable purchase program (“RPP”) for the U.S. POS financing market, which we believe will generate attractive risk-adjusted returns.

Our History

We have been pursuing our strategy of becoming a model for digital banking for more than three decades. In 1993, our founder and CEO, David Taylor, led a group of investors that purchased Pacific & Western Trust to realize his vision of a fully digital financial institution. In 2002, Pacific & Western Trust was granted a Canadian Schedule I banking license, the first such license granted in the preceding 18 years. By 2010, we developed and launched our proprietary RPP business for the POS financing market in Canada, providing what we believe are more efficient financing solutions to consumers through our origination partners in a rapidly expanding market.

Continuing to seek opportunities to expand our low-cost deposit funding platform, we launched our insolvency professional deposit business in 2012. In 2013, we completed our IPO in Canada on the TSX. In 2016, we changed our name and rebranded as VersaBank to reflect our versatility as an innovative digital bank. Our growth continued with our IPO in the United States in 2021.

In August 2024, we closed our acquisition of Stearns Holdingford, subsequently renaming it VersaBank USA National Association. Concurrently, we launched our RPP funding solution for POS finance companies in the U.S. market. This acquisition provides access to lower-cost funds, fueling the growth of our U.S. POS RPP.

Following this offering, we intend to capitalize on lending growth opportunities in Canada, led by our RPP financing business, as economic conditions improve and expand our RPP financing business in the U.S. market. Our commitment to innovation and digital banking continues to drive our strategic initiatives and growth.

Our Business Model

Through our proprietary financial technology, we aim to profitably and prudently address underserved segments of the Canadian and U.S. financial services markets. We are focused on developing and providing innovative, technology-based deposit-taking and lending solutions that pursue attractive risk-adjusted returns. Our lending business particularly focuses on POS financing.

As of October 31, 2024, we have grown our POS RPP loan and lease portfolio in Canada to $2.4 billion by addressing unmet market needs. We believe there is significant potential for incremental growth if the Canadian economy and consumer sentiment continue to improve. Additionally, we are expanding our POS RPP in the United States, where the market is estimated to be as large as $1.4 trillion.

Our business model leverages cutting-edge technology to offer efficient and effective financial solutions, positioning us to capitalize on emerging opportunities in both the Canadian and U.S. markets. By focusing on what we view as underserved segments, we aim to deliver superior value to our clients and stakeholders, driving sustainable growth, profitability, and operating leverage.

•	Digital Banking Products and Services: We have a proven track record of developing and providing innovative, technology-based lending products and services. In our deposit-taking business, we recognized that Canada’s insolvency professionals were being underserved by generic “big bank” offerings that did not integrate with their own systems, resulting in inefficiency and higher costs. In response, we developed and launched our proprietary software solution in 2012, designed to integrate with the industry’s most commonly used administrative software. Since then, we have grown our insolvency professional deposit business to $534 million. In our lending business, following the 2007/2008 financial crisis, Canada’s “big ticket” POS lenders sought access to inexpensive capital and fast, convenient, automated financing solutions to drive growth in their businesses. Using our proprietary software, we developed and launched our RPP for POS financing business in 2010, which provides bridge financing to our origination and servicing partners. This allows our origination and servicing partners to accumulate a portfolio of individual loans and leases before the Bank purchases the cash flow receivables derived from them. Our POS RPP loan and lease portfolio has shown strong performance since the program’s inception 14 years ago. Since inception, we have acquired approximately $5.0 billion of POS RPP loans and leases and have realized zero losses, which we believe underscores the quality of our origination and servicing partners, our prudent credit risk management policies and practices, and the strength of our POS lending solutions, which continue to meet the evolving needs of our clients.

•	Cybersecurity Products and Services: We believe we have developed first-class cybersecurity protocols, software, and supporting systems to mitigate our exposure to the myriad of cybersecurity risks we face in the normal course of business. We are leveraging our excess capacity and scaling our operations to pursue significant opportunities in the cybersecurity space. Our goal is to further develop innovative solutions to address the rapidly growing volume of cyber threats that constantly challenge, not only financial institutions like VersaBank, but also multinational corporations and government entities.

Our commitment to innovation has increased our operating leverage. Since 2019, we have achieved 151% overall growth in total loans, from approximately $1.2 billion as of October 31, 2019, to $3.0 billion as of October 31, 2024. During the same period, our deposits have grown by 173%, from $1.1 billion as of October 31, 2019, to $3.0 billion as of October 31, 2024. Our balance sheet growth over this period, together with our prudent expense management, has enhanced our operations, resulting in an adjusted digital banking efficiency ratio, excluding $2.7 million pre-tax one-time costs, associated with the acquisition of Stearns Holdingford, incentive awards related to the specific performance-based milestones, and adjustments related to the write-down of fixed assets, of 44% for the year ended October 31, 2024.

We have demonstrated strong profitability and significant shareholder value creation over recent years. Our financial performance has remained strong, with a 0.86% return on average total assets for the year ended October 31, 2024. Additionally, our return on average tangible common equity (“ROATCE”) remains strong at 10.6% for the year ended October 31, 2024. This performance is highlighted by a solid earnings trajectory, with Earnings per Share (“EPS”), adjusted for $3.9 million or $0.15 per share one-time costs, associated with the acquisition of Stearns Holdingford, incentive awards related to the specific performance-based milestones, adjustments related to write down of fixed assets, and a deferred tax adjustment, increasing from $0.65 in 2019 to $1.23 in 2024, reflecting an overall growth of 91%. Our tangible book value per share (“TBVPS”) has also seen substantial growth, rising from $7.58 in 2019 to $10.36 in 2024, an overall increase of 37%.

Transformational Business Opportunity in the U.S.

On August 30, 2024, we completed our acquisition of Stearns Holdingford, marking a significant milestone in our strategic expansion into the U.S. market. This acquisition was valued at $14.1 million (C$19.0 million) in cash. As part of the transaction, on a consolidated basis, VersaBank acquired $68.4 million in assets and assumed $54.3 million in deposits and other liabilities. We believe this strategic transaction provides us with a robust platform to leverage our innovative financial solutions and expand our market presence.

High-Growth, Underserved Multi-Trillion-Dollar Market

We believe the U.S. POS financing market represents a high-growth, underserved opportunity, with an estimated market size of $1.4 trillion. In 2022, POS financing accounted for about 10% of the total unsecured lending balances in the U.S., growing faster than any other type of unsecured lending. We expect the anticipated growth to be driven by enhanced integration and better application experiences, with approximately 60% of U.S. consumers likely to use POS financing.

Innovative Funding Solution

Our POS RPP is designed to provide unique, and efficient digital funding solutions for POS finance companies. As of October 31, 2024, we have established two U.S.-based POS lending partnerships with approximately $43 million on balance sheet, with a robust pipeline of potential new partners following our recent expansion into the United States. In addition, we have the opportunity to syndicate originations through community-bank networks, generating up to 1.00% in annual fee income. As a result, we believe we are well-positioned for on-balance-sheet loan growth in fiscal year 2025.

Our Competitive Advantages in the U.S.

•	Proven Track Record: Our RPP has a proven track record in Canada, which we are now leveraging to expand our market share in the larger U.S. POS lending market.

•	Funding Cost Efficiency: We have been able to fund our balance sheet with U.S. wholesale deposits, which we expect to save approximately 80 basis points when compared to wholesale deposits in Canada. In addition, implementing the U.S. RPP with the same technology and credit structure in Canada allows for higher efficiency, requiring fewer personnel to operate the business.

•	Higher Margins: Net interest margins for our U.S.-based RPP portfolio have been expected to be up to 100 basis points higher on average, as compared to our Canada-based RPP portfolio.

•	Credit Quality: High demand for our RPP products and services allows us to be selective in partnering with U.S. originators and servicers that we believe have good credit quality and who will adhere to our prudent origination and servicing standards.

•	Branchless Digital Bank: Since our inception, we have operated the Bank as a branchless direct-to-client model via telecommunication delivery. We have historically operated with lower overhead and expenses as compared to traditional banking models.

We believe this transformational opportunity positions us to capitalize on the significant growth potential in the U.S. market, driving further our strategic initiatives and continuing to enhance shareholder value.

Lending Products and Services

•	RPP Point-of-Sale Loans and Leases. Small loan and lease receivables are electronically purchased from our network of origination partners who make POS loans and leases in various markets throughout Canada and the United States. Our POS lending program is our main growth driver, with a portfolio that includes 23 partnerships and 243 thousand receivables. As of October 31, 2024, our RPP POS loans amounted to $2.4 billion, representing 78% of our total loans. The average receivable size is $9.8 thousand, with a weighted average yield of 6.06% and an average duration of approximately 1.27. Our RPP POS lending portfolio is diversified across various sectors, including home improvement/HVAC loans (53%), consumer - other loans (13%), commercial – transportation & warehousing loans (10%), consumer – auto loans (8%), consumer – home finance loans (7%), commercial – construction loans (5%), and other loans (5%). Our POS RPP loan and lease portfolio has shown strong performance since the program’s inception 14 years ago. Since inception, we have acquired approximately $5.0 billion of POS RPP loans and leases and have realized zero losses, which we believe underscores the quality of our origination and servicing partners, our prudent credit risk management policies and practices, and the strength of our POS lending solutions, which continue to meet the evolving needs of our clients.

•	Real Estate Lending (CRE) (Canada only). This high-quality vertical consists predominantly of business-to-business loans, with low credit risk exposure primarily related to insured, multi-family residential properties, offers significant competitive advantages. As of October 31, 2024, our real estate loans total $565 million, representing 19% of our total loans. Our diverse real estate lending focuses predominantly on traditional residential construction and term loans, primarily secured by real estate collateral in Ontario. We have seen substantial growth in multi-unit residential construction financing, which is insured by the Canada Mortgage and Housing Corporation (“CMHC”). We believe this segment has significant potential, with current commitments around $400 million and the possibility of growing to $1.0 billion over time. Our residential mortgage portfolio, 30% of which is insured by CMHC, focuses on residential projects as a safer strategy in an economy facing housing shortages. This strategic approach to commercial lending underscores our commitment to providing attractive risk-adjusted returns and supporting sustainable growth. VersaBank USA National Association does not expect to not undertake real estate lending.

Source of Funding

VersaBank’s funding strategy is built on strong relationships and a diversified approach. Our primary sources of funding include insolvency professional deposits and wealth management sourced deposits, as well as lower-cost wholesale funding sources to support our U.S. product and service offerings. We have established proprietary, high-value services for over 100 insolvency firms in Canada, which manage bankruptcy assets using our proprietary technology. This segment has shown a 20% year-over-year growth rate, with current rates set at 2.96%. Additionally, we have a well-established network of over 120 wealth management firms across Canada, which contribute to our wealth management deposits. As of October 31, 2024, our total deposits amounted to $3.0 billion, with insolvency deposits making up 18% and wealth management deposits comprising 82%. This diversified funding base continues to support our lending practice growth, as we aim to continue meeting the needs of our clients effectively. With our recently closed acquisition in the United States, we now have access to lower cost wholesale funding that we expect to make us marginally more profitable as we expand.

Cybersecurity Products and Services

Through our wholly owned subsidiary, DRTC, we offer leading in-depth cybersecurity protocols, banking and financial technology development, software, and supporting systems to mitigate exposure to the myriad of cybersecurity risks that businesses, governments, and other organizations face in the normal course of their operations. Early in our planning phase, we recognized an opportunity to leverage our excess capacity and scale our operations to address large-market opportunities in the cybersecurity space, and further develop innovative solutions to address the rapidly growing volume of cyber threats challenging not only financial institutions but also multi-national corporations and government entities on a daily basis. DRTC is headquartered in Washington D.C. and services clients globally. We believe that DRTC’s VersaVault® System and Organization Controls 2 (“SOC2”) Type 1 compliant product is the world’s first digital bank vault built for clients holding digital assets, providing world-class security, privacy of secured keys, and client-centric access flexibility. However, VersaVault® has not yet been opened to third-party assets, and currently, it holds no assets. On November 30, 2020, DRTC acquired Digital Boundary Group (“DBG”). With offices in London, Ontario, and Dallas, Texas, DBG provides corporate and government clients with a suite of IT security assurance services, ranging from external network, web, and mobile app penetration testing to physical social engineering engagements along with supervisory control and data acquisition system assessments, as well as various aspects of training. DBG has obtained SOC2 Type 1 Certification which affirms that DBG’s services comply with the SOC Trust Services Criteria for Security, thereby providing customers, particularly those in regulated industries, with increased confidence in DBG’s ability to strengthen their security posture and mitigate cyber risk. As a division of DRTC, we believe that DBG will continue to strengthen our Business Development Partner Network and propel the growth and expansion of DRTC’s existing business.

Solid Capital Position

Like all Canadian Schedule I banks, we are supervised by the OSFI. OSFI has established capital requirements for Canadian banks that are closely aligned with the most recent Basel Committee recommendations. We set internal capital targets that are based on our assessment of the risks that we face. These internal capital targets are approximately 2% higher than OSFI’s minimum requirements. Additionally, we ensure that our capital position is aligned with the capital requirements set by the OCC. As of October 31, 2024, our Common Equity Tier 1 ratio was 11.2%, our Tier 1 Ratio was 11.2% and our Total Risk-based Capital Ratio was 14.5%. Each of these ratios exceeds our internal target ratios, providing us with strength and support for current lending growth.

Our Competitive Strengths

Performance & Growth

We have consistently demonstrated strong profitability, with a return on average total assets of 0.86% and a ROATCE of 10.6% for the year ended October 31, 2024. Our proven record of growth is highlighted by a CAGR of 21% in loans and 26% in deposits since our 2021 IPO in the United States. This growth has translated into significant shareholder value, with TBVPS increasing by 37% and adjusted earnings per share (EPS)1 growing by 91% since 2019. Our ability to maintain robust growth and profitability underscores our effective business strategy and operational excellence.

Credit Quality, Liquidity & Efficiency

Our diversified and conservative lending culture produces attractive risk-adjusted returns. We maintain a commercial lending portfolio with a weighted average loan-to-value ratio of 59% of the Non-Insured Commercial Real Estate Mortgage portfolio, which we believe provides a strong collateral base. Our POS lending portfolio includes significant built-in reserves through cash holdbacks, which account for 2.7x the intrinsic ECL cash holdback of POS loans as of October 31, 2024, providing an additional layer of security. Our credit risk mitigation model has resulted in a history of zero charge-offs since inception 14 years ago, reflecting our prudent risk management practices. Additionally, we have limited interest rate risk exposure on our investment portfolio, with zero unrealized losses and a liquidity ratio of 10.8%. We believe our efficiency ratio is top-tier compared to U.S. tech-oriented bank peers, highlighting our operational efficiency and cost management capabilities.

1 2024 EPS is adjusted for $3.9 million or $0.15 per share one-time costs, associated with the acquisition of Stearns Bank Holdingford, incentive awards related to the specific performance-based milestones, adjustments related to write down of fixed assets, and a deferred tax adjustment. Please see Appendix B for the reconciliation to the nearest IFRS measure.

Technology & Leadership

We leverage proprietary financial technology to offer innovative deposit and lending solutions to targeted markets with unmet needs. Our team of over 60 software experts, engineers, and technology managers has a track record of rapid, in-house development of innovative solutions. This technological prowess enables us to stay ahead of industry trends and meet the evolving needs of our clients. In addition, our management team, with a proven track record of executing on our business plan, strives to keep us at the forefront of the digital banking industry. Their extensive experience and strategic vision drive our continued success and growth.

VersaBank USA

Following our acquisition of Stearns Holdingford, we expanded our RPP into the larger U.S. POS lending market, which presents a multi-trillion-dollar opportunity. This strategic move allows us to leverage our proven RPP and structure implemented in Canada as we strive to capture a significant share of the U.S. market. We have access to the U.S. wholesale funding market and save approximately 80 basis points compared to Canada, enhancing our funding efficiency. For our business model, margins in the U.S. are expected to be up to 100 basis points wider than in Canada, further boosting our profitability and competitive edge. This expansion positions us to capitalize on the high-growth, underserved U.S. POS lending market, which we anticipate will drive future growth and shareholder value.

Our Strategy

Expand Growth and Gain Market Share in the U.S. POS Lending Market

We are strategically focused on expanding our presence in the high-growth, multi-trillion-dollar U.S. POS lending market. By leveraging our proven RPP and structure implemented in Canada, we aim to capture significant market share in the larger U.S. market. Our strategy includes forming partnerships with diverse industries and focusing on higher credit quality to promote sustainable growth. We plan to accelerate our growth by retaining more loans on our balance sheet, capitalizing on the wider margins available in the U.S. market, which are expected to be up to 100 basis points higher than in Canada. We believe this approach not only enhances our profitability, but also strengthens our competitive position in the U.S. market.

Capitalize on Canadian Lending Growth Opportunities

As economic conditions improve, we are well-positioned to capitalize on lending growth opportunities in Canada. We expect our robust POS loan pipeline will be driven by an improved economic backdrop and stronger consumer sentiment. We anticipate significant organic growth in POS lending as our current partners increase their adoption of new POS products. Additionally, we are targeting approximately $1 billion in CMHC insured mortgage commitments by the end of 2025. These CMHC-insured mortgages offer attractive spreads that are accretive to our net interest margin and carry zero risk-weighting, which we believe will further enhance our financial performance.

Head and Registered Office

The head and registered office of the Bank is Suite 2002, 140 Fullarton Street, London, Ontario N6A 5P2 and the Bank’s website is www.versabank.com. The information on the Bank’s website is not part of this Prospectus Supplement.

The Offering

Common Shares to be sold in this Offering	Common Shares ( Common Shares if the Underwriters exercise their Over-Allotment Option in full)
Common Shares to be outstanding after this Offering	Common Shares ( Common Shares if the Underwriters exercise their Over-Allotment Option in full)
Over-Allotment Option	The Underwriters have an option for a period of 30 days from the date of this Prospectus Supplement to purchase up to additional Common Shares.
Use of Proceeds	The net proceeds will be used for general banking purposes and will qualify as Common Equity Tier 1 capital for the Bank. See “Use of Proceeds”.
Risk Factors	You should read the “Risk Factors” section of this Prospectus Supplement for a discussion of factors to consider carefully before deciding to invest in our Common Shares.
Nasdaq and TSX Trading Symbol	“VBNK”.

The total number of common shares to be outstanding after this Offering is based on 26,002,577 Common Shares outstanding as of December 13, 2024 and excludes:

•	812,045 Common Shares issuable upon exercise of options outstanding under our equity compensation plan as of December 13, 2024; and

•	1,258,293 additional Common Shares reserved for future issuance under our equity compensation plan as of December 13, 2024.

Except as otherwise indicated, the information in this Prospectus Supplement reflects or assumes no exercise by the Underwriters of their Over-Allotment Option.

Summary Historical Financial and Other Data

The following tables present our summary consolidated financial and other data. We prepare our consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board. The summary historical consolidated financial data as at and for the years ended October 31, 2024 and 2023 are derived from our Annual Financial Statements, which are incorporated herein by reference. Our historical results for any prior period are not necessarily indicative of results expected in any future period.

The financial data set forth below should be read in conjunction with, and is qualified by reference to our Annual MD&A, the Annual Financial Statements and the related notes thereto, incorporated herein by reference. See “Documents Incorporated by Reference”.

Summary Selected Statement of Income Data

	Year Ended October 31
	2024	2023
	(in thousands of C$)
Interest income	$285,419	$229,334
Interest expense	182,764	129,283
Non-interest income	8,978	8,584
Total Revenue	111,633	108,635
Provision for (recovery of) credit losses	(268)	609
Non-interest expenses	57,108	50,381
Income before income taxes	54,793	57,645
Income tax provision	15,045	15,483
Net Income	$39,748	$42,162

Summary Selected Balance Sheet Data

	As of October 31,
	2024	2023
	(in thousands of C$)
Assets
Cash	$225,254	$132,242
Securities	299,300	167,940
Loans, net of allowance for credit losses	4,236,116	3,850,404
Property and equipment	23,885	6,536
Goodwill	12,301	5,754
Intangible assets	12,054	2,791
Other assets	29,574	35,943
Total assets	$4,838,484	$4,201,610
Liabilities & shareholders’ equity
Deposits	$4,144,673	3,533,366
Subordinated notes payable	102,503	106,850
Other liabilities	192,105	184,236
Total liabilities	4,439,281	3,824,452
Share capital	215,610	228,471
Contributed surplus	2,485	2,513
Retained earnings	181,238	146,043
Accumulated other comprehensive income	(130)	131
Total equity	399,203	377,158
Total liabilities & shareholders’ equity	$4,838,484	$4,201,610

Other Capital Management & Capital Resources Data

	As of October 31,
	2024	2023
	(in thousands of C$)
Capital Resources
Common Equity Tier 1 capital	$373,503	$350,812
Total Tier 1 capital	373,503	364,459
Total Tier 2 capital	107,673	111,546
Total regulatory capital	481,176	476,005
Total risk-weighted assets	3,323,595	3,095,092
Capital Ratios
CET1 capital ratio	11.24%	11.33%
Tier 1 capital ratio	11.24%	11.78%
Total capital ratio	14.48%	15.38%
Leverage ratio	7.38%	8.30%

Risk Factors

An investment in the Offered Shares involves risks. Before purchasing the Offered Shares, prospective investors should carefully consider the information contained in, or incorporated by reference into, this Prospectus Supplement and the Shelf Prospectus, including, without limitation, the risk factors identified in our Annual MD&A incorporated by reference into this Prospectus Supplement and under “Risk Factors” in our Annual Information Form, which is also incorporated by reference herein. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows, or your investment in the Offered Shares, could be materially adversely affected.

Risks Relating to Our Business

The Bank recognizes that risk is present in all business activities and that the successful management of risk is a critical factor in maximizing shareholder value. As such, the Bank has developed and continues to enhance an Enterprise Risk Management (“ERM”) Program to identify, evaluate, treat, report on, and monitor the risks that impact the Bank. For further information concerning the ERM Program and the Bank’s risk appetite statement, as well as steps taken to mitigate risks, please see the information set forth under the heading “Enterprise Risk Management” in the Annual MD&A.

The Bank’s financial performance is influenced by its ability to execute strategic plans developed by management. If these strategic plans do not meet with success or there is a change in the Bank’s strategic plans, the Bank’s earnings could grow at a slower pace or decline.

The Bank has a number of strategies and priorities, which may include large scale strategic or regulatory initiatives that are at various stages of development or implementation. Examples include organic growth strategies, new acquisitions, integration of recently acquired businesses, including our recent acquisition of Stearns Holdingford in the United States, projects to meet new regulatory requirements, new platforms and new technology or enhancement to existing technology, and developing, managing and diversifying strategic loan origination and servicing partnerships. Risk can be elevated due to the size, scope, velocity, interdependency, and complexity of projects, the limited time frames to complete the projects, and competing priorities for limited specialized resources.

The Bank regularly explores opportunities to acquire companies, or businesses, directly or indirectly through the acquisition strategies of its subsidiaries. In respect of acquisitions, the Bank undertakes transaction assessments and due diligence before completing a merger or an acquisition and closely monitors integration activities and performance post-acquisition. However, the Bank’s ability to successfully complete an acquisition is often subject to regulatory and other approvals, and the Bank cannot be certain when or if, or on what terms and conditions, any required approvals will be granted.

In general, while significant management attention is placed on the governance, oversight, methodology, tools, and resources needed to manage the Bank’s priorities and strategies, the Bank’s ability to execute on them is dependent on a number of assumptions and factors. There is no assurance that the Bank will achieve its financial or strategic objectives, including anticipated cost savings or revenue synergies following acquisition and integration activities. In addition, from time to time, the Bank may invest in companies without taking a controlling position in those companies, which may subject the Bank to the operating and financial risks of those companies’ businesses, the risk that the relevant company may make business, financial or management decisions that the Bank does not agree with, and the risk that the Bank may have differing objectives than the companies in which the Bank has interests.

If any of the Bank’s acquisitions, strategic plans or priorities are not successfully executed, or do not achieve their financial or strategic objectives, there could be an impact on the Bank’s operations and financial performance and the Bank’s earnings could grow more slowly or decline.

Changes in laws and regulations, including how they are interpreted and enforced, could adversely affect the Bank’s earnings by allowing more competition in the marketplace and by increasing the costs of compliance. In addition, any failure to comply with laws and regulations could adversely affect the Bank’s reputation and earnings.

The financial services industry is highly regulated. The Bank’s operations, profitability and reputation could be adversely affected by the introduction of new laws and regulations, changes to interpretation or application of current laws and regulations, and issuance of judicial decisions. Adverse effects could also result from the fiscal, economic, and monetary policies of various central banks, regulatory agencies and governments in Canada and, following our recent geographic expansion, the United States, and changes in the interpretation or implementation of those policies. Such adverse effects may include incurring additional costs and resources to address initial and ongoing compliance; limiting the types or nature of products and services the Bank can provide and fees it can charge; unfavourably impacting the pricing and delivery of products and services the Bank provides; increasing the ability of new and existing competitors to compete on the basis of pricing, products and services; and increasing risks associated with potential non-compliance. In addition to the adverse impacts described above, the Bank’s failure to comply with applicable laws and regulations could result in sanctions and financial penalties that could adversely impact its earnings and its operations and damage its reputation.

The global anti-money laundering and economic sanctions landscape continues to experience regulatory change, with significant, complex new laws and regulations that have, or are anticipated to, come into force in the short and medium-term in many of the jurisdictions in which the Bank operates.

In addition, the global data and privacy landscape has and continues to experience regulatory change, with significant new, and amendments to, existing legislation anticipated in some of the jurisdictions in which the Bank does business.

Continued changes in the financial accounting and reporting standards that govern the preparation of the Bank’s financial statements can be significant and may materially impact how the Bank records its financial position and its results of operations. Where the Bank is required to retroactively apply a new or revised standard, it may be required to restate prior period financial results.

The Bank’s accounting policies and estimates are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s consolidated financial statements, and its reputation. The Bank has established procedures designed to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates and adopting new accounting standards are controlled and occur in an appropriate and systematic manner. Significant accounting policies as well as current and future changes in accounting policies are described in Notes 2 and 3, and significant accounting judgments, estimates, and assumptions are described in Note 2 of the Annual Financial Statements.

The level of competition among financial institutions is high, and non-financial companies and government entities are increasingly offering services typically provided by banks. This could have an effect on the pricing of the Bank’s deposits and its lending products, and together with loss of market share, could adversely affect the Bank’s earnings.

The Bank operates in a highly competitive industry and its performance is impacted by the level of competition. Customer retention and acquisition, as well as the development, maintenance and diversification of our strategic loan origination and servicing partnerships, can be influenced by many factors, including the Bank’s reputation as well as the pricing, market differentiation, consolidation among loan originators and services, and overall customer experience of the Bank’s products and services.

Enhanced competition from incumbents and new entrants may impact the Bank’s pricing of products and services and may cause it to lose revenue and/or market share. Increased competition requires the Bank to make additional short- and long-term investments to remain competitive and continue delivering differentiated value to its customers and strategic loan origination and servicing partners, which may increase expenses. In addition, the Bank operates in environments where laws and regulations that apply to it may not universally apply to its current and emerging competitors, which could include non-traditional providers (such as fintech, big technology competitors) of financial products and services. Non-depository or non-financial institutions are often able to offer products and services that were traditionally banking products and compete with banks in offering digital financial solutions (primarily mobile or web-based services), without facing the same regulatory requirements or oversight. These competitors may also operate at much lower costs relative to revenue or balances than traditional banks. These third parties can seek to acquire customer relationships, react quickly to changes in consumer attitudes, and disintermediate customers from their primary financial institution, which can also increase fraud and privacy risks for customers and financial institutions in general. The nature of disruption is such that it can be difficult to anticipate and/or respond to adequately or quickly, representing inherent risks to certain Bank businesses, including payments. As such, this type of competition could also adversely impact the Bank’s earnings. To mitigate these effects and identify how the changing landscape can enhance the Bank’s value proposition, including delivering new revenue streams for the Bank and greater value for customers, stakeholders across each of the Bank’s business segments seek to understand and leverage emerging technologies and trends together with how they impact consumer behaviour patterns. This includes monitoring the competitive environment in which the Bank operates and reviewing or amending its customer acquisition, management, and retention strategies as appropriate and building optionality and flexibility in the operating environment and into the products and services offered to keep pace with evolving customer expectations. However, there is no assurance that these activities will mitigate these effects and risks. The Bank is committed to investing in differentiated and personalized experiences for its customers, putting a particular emphasis on mobile technologies, enabling customers to transact seamlessly across their preferred channels.

The Bank is also advancing artificial intelligence (“AI”) capabilities, to help further inform the Bank’s business decisions and risk management practices. While the Bank is seeking to drive adoption and use of AI in a responsible way, there is no assurance that AI will appropriately or sufficiently replicate certain outcomes or accurately predict future events or exposures.

The Bank is also looking at emerging trends, some accelerated by the disruption caused by the COVID-19 pandemic, that may disrupt traditional interfaces, interaction preferences, or customer expectations. The Bank considers various options to accelerate innovation, including making strategic investments in innovative companies, exploring partnership opportunities, and experimenting with new technologies and concepts internally, but there can be no assurance that these investments and activities will be successful. Legislative or regulatory action relating to such new technologies could emerge and continue to evolve, potentially increasing compliance costs and risks, all of which could adversely impact the Bank’s financial condition.

The Bank’s earnings are significantly affected by changes in general business and economic conditions in the regions in which it operates.

The Bank and its customers operate primarily in Canada, and the Bank recently expanded its operations into the United States. The Bank’s earnings are significantly affected by the general business and economic conditions within Canada. These conditions include financial market stability, interest rates, foreign exchange rates, changing global commodity prices, business investment, government spending and stimulation initiatives, consumer spending and the rate of inflation, which can affect the business and economic environments in each geographic region in which the Bank operates. Therefore, the amount of business that the Bank conducts in a specific geographic region may have an effect on the Bank’s overall revenues and earnings. Management regularly monitors the macroeconomic environment and incorporates potential material changes into business plans, strategies and stress tests.

The value of the Offered Shares may be affected by market value fluctuations resulting from factors which influence the Bank’s operations, including regulatory developments, competition and global market activity.

Financial markets’ expectations about inflation and central bank monetary policy have an impact on the level of interest rates, and fluctuations in interest rates that result from these changes could have an impact on the regions in which the Bank operates, and further, could have an impact on the Bank’s earnings.

Foreign exchange rate, interest rate and credit spread movements in Canada impact the Bank’s financial position and its future earnings. Changes in the value of the Canadian dollar relative to global foreign exchange rates may also affect the earnings of the Bank’s small business, commercial, and corporate clients. A change in the level of interest rates, negative interest rates or a prolonged low interest rate environment affects the interest spread between the Bank’s deposits and other liabilities and its loans and, as a result, impacts the Bank’s net interest income. A change in the level of credit spreads affects the relative valuation of assets and liabilities, and as a result, impacts the Bank’s earnings. The Bank manages its structural foreign exchange rate risk, interest rate risk and credit spread risk exposures in accordance with its ERM Program and risk management policies established by its risk committee.

The Bank’s liquidity could be impaired by an inability to access short-term funding, including brokered deposits, or an unforeseen outflow of cash.

The Bank raises its deposits primarily through a network of independent deposit brokers across Canada. While the Bank mitigates this risk by establishing and maintaining good working and mutually beneficial relationships with a diverse group of deposit brokers so as not to become overly reliant on any single deposit broker, the failure by the Bank to secure sufficient deposits from its broker network could negatively impact its financial condition and operating results.

When volatility or disruptions occur in the wholesale funding markets, the Bank’s ability to access short-term liquidity could be materially impaired. In addition, other factors outside of the Bank’s control, such as a general market disruption or an operational problem that affects third parties, could impair the Bank’s ability to access short-term funding or create an unforeseen outflow of cash due to, among other factors, draws on unfunded commitments or deposit attrition. The Bank’s inability to access short-term funding or capital markets could constrain the Bank’s ability to make new loans or meet existing lending commitments and could ultimately jeopardize the Bank’s overall liquidity and capitalization.

The Bank is highly dependent upon information technology and supporting infrastructure such as data and network access. Disruptions in information technology and infrastructure, whether attributed to internal or external factors, and including potential disruptions in services provided by various third parties, could adversely affect the ability of the Bank to conduct regular business and/or to deliver products and services to its clients.

Technology and cybersecurity risks for financial institutions like the Bank have increased in recent years. This is due, in part, to the proliferation, sophistication and constant evolution of new technologies and attack methodologies used by sociopolitical entities, organized criminals, malicious insiders, service providers, nation states, hackers and other internal or external parties. The increased risks are also a factor of the Bank’s size and scale of operations, geographic footprint, the complexity of its technology infrastructure, and the Bank’s use of internet and telecommunications technologies to conduct financial transactions, such as its continued development of mobile and internet banking platforms.

The Bank’s technologies, systems and networks, and those of the Bank’s customers (including their own devices) and third parties providing services to the Bank, continue to be subject to cyber-attacks, and may be subject to disruption of services, data security or other breaches (including loss or exposure of confidential information, including the personal information of customers or employees), identity theft and corporate espionage or other compromises. The Bank’s use of third-party service providers, which are subject to these potential compromises, increases the Bank’s risk of potential attack, breach or disruption as the Bank has less extensive, immediate or continuous oversight over their technology infrastructure or information security.

Although the Bank has not experienced any material financial losses relating to technology failure, cyber-attacks or data security or other breaches, there is no assurance that the Bank will not experience loss or damage in the future. These may include cyber-attacks such as targeted and automated online attacks on banking systems and applications, introduction of malicious software, denial of service attacks, malicious insider or service provider exfiltrating data and phishing attacks, any of which could result in the fraudulent use, unauthorized access or disclosure or theft of data or customer or Bank funds. These may also include attempts by employees, agents or third-party service providers of the Bank to access or disclose sensitive information or other data of the Bank, its customers or its employees. Attempts to illicitly or misleadingly induce employees, customers, third-party service providers or other users of the Bank’s systems will likely continue, in an effort to obtain sensitive information and gain access to the Bank’s or its customers’ or employees’ data or customer or Bank funds. In addition, the Bank’s customers often use their own devices, such as computers, smartphones and tablets, which limits the Bank’s ability to mitigate certain risks introduced through these personal devices. The Bank actively monitors, manages and continues to enhance its ability to mitigate these technology and cybersecurity risks through enterprise-wide programs, using industry accepted practices and industry accepted threat and vulnerability assessments and responses. Nonetheless, there can be no assurance that these programs, assessments and responses will mitigate all risks, or that the Bank will not experience loss or damage arising from technology or cybersecurity threats.

The Bank continues to monitor and make strategic investments to mature its cyber defenses in accordance with industry accepted standards and practices to enable rapid detection and response to internal and external cyber incidents and unauthorized access or exfiltration of the Bank’s data. The adoption of certain technologies, such as cloud computing, artificial intelligence, machine learning, robotics and process automation, call for continued focus and investment to manage the Bank’s risks effectively. It is possible that the Bank, or those with whom the Bank does business, may not anticipate or implement effective measures against all such cyber- and technology-related risks, particularly because the tactics, techniques and procedures used change frequently and risks can originate from a wide variety of sources that have also become increasingly sophisticated. Furthermore, the Bank’s cyber insurance purchased to mitigate risk may not be sufficient to cover all financial losses. As such, with any cyber-attack, disruption of services, data, security or other breaches (including loss or exposure of confidential information), identity theft, corporate espionage or other compromise of technology or information systems, hardware or related processes, or any significant issues caused by weakness in information technology infrastructure and systems, the Bank may experience, among other things, financial loss; a loss of customers or business opportunities; disruption to operations; misappropriation or unauthorized release of confidential, financial or personal information; damage to computers or systems of the Bank and those of its customers and counterparties; violations of applicable privacy and other laws; litigation; regulatory penalties or intervention, remediation, investigation or restoration cost; increased costs to maintain and update the Bank’s operational and security systems and infrastructure; and reputational damage. If the Bank were to experience such an incident, it may take a significant amount of time and resources to investigate the incident to obtain full and reliable information necessary to assess the impact. The Bank’s owned and operated applications, processes, products and services could be subject to failures or disruptions as a result of human error, natural disasters, utility disruptions, pandemics or other public health emergencies, malicious insiders, cyber-attacks or other criminal or terrorist acts, or non-compliance with regulations, which may materially adversely impact the Bank’s operations. Such adverse effects could limit the Bank’s ability to deliver products and services to customers, and/or damage the Bank’s reputation, which in turn could lead to disruptions to its businesses and financial loss.

Failure to comply with evolving data privacy and data security laws and regulations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation or adverse publicity and could have a material adverse effect on our business.

Privacy and data security have become significant issues in Canada, the United States, Europe and many other jurisdictions where we conduct our operations. Our collection, processing, distribution, and storage of personal information is subject to a variety of laws and regulations, which could limit the way we market and provide our products and services. Compliance with these privacy and data security requirements is rigorous and time-intensive and may increase our cost of doing business and, despite these efforts, there is a risk that we fail to comply and may become subject to government enforcement actions, fines and penalties, litigation and reputational harm, which could materially and adversely affect our business, financial condition and results of operations. In addition, the regulatory framework for the handling of personal and confidential information is rapidly evolving and is likely to remain uncertain for the foreseeable future as new privacy laws are being enacted globally and existing laws are being updated and strengthened.

We cannot yet fully determine the impact these or future laws, rules, and regulations concerning data privacy and security may have on our business or operations. These laws, rules and regulations may be inconsistent from one jurisdiction to another, subject to differing interpretations and may be interpreted to conflict with our practices. Additionally, we may be bound by contractual requirements applicable to our collection, use, processing and disclosure of various types of data, including personal information, and may be bound by, or voluntarily comply with, self-regulatory or other industry standards relating to these matters. Compliance with privacy and data security laws and regulations could require us to take on more onerous obligations in our contracts and restrict our ability to collect, use and disclose data. Because the interpretation and application of data protection laws, regulations, standards and other obligations are still uncertain, and often contradictory and in flux, it is possible that the scope and requirements of these laws may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection rules may be unsuccessful. Failure to comply with privacy and data security laws and regulations could result in government enforcement actions (which could include civil or criminal penalties), private litigation or adverse publicity and could negatively affect our results of operations and business. Claims that we have violated individuals’ privacy rights, failed to comply with privacy and data security laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could increase our operation costs, impact our financial performance and materially adversely affect our business and results of operation.

We may not be able to maintain adequate capital or liquidity levels, which could have a negative impact on our financial results and our ability to return capital to our stockholders.

Financial institutions are subject to extensive and complex capital and liquidity requirements. These requirements affect our ability to lend, grow deposit balances, make acquisitions and make most capital distributions. Failure to maintain adequate capital or liquidity levels, whether due to adverse developments in our business or the economy or to changes in the applicable requirements, could subject us to a variety of remedies available to our regulators. These include limitations on the ability to pay dividends and repurchase shares and the issuance of a capital directive to increase capital. Such limitations could have a material adverse effect on our business and results of operations.

We may experience increased delinquencies, credit losses, inaccurate estimates and inadequate reserves.

Like other lenders, we face the risk that our customers will not repay their loans. A customer’s ability and willingness to repay us can be adversely affected by increases in their payment obligations to other lenders, whether as a result of higher debt levels or rising interest rates, by restricted availability of credit generally, or by the revenue and income of the borrower. We may fail to quickly identify and reduce our exposure to customers that are likely to default on their payment obligations, whether by closing credit lines or restricting authorizations. Our ability to manage credit risk also is affected by legal or regulatory changes (such as restrictions on collections, bankruptcy laws, minimum payment regulations and re-age guidance), the activities of our loan origination and servicing partners, competitors’ actions and consumer behavior, and depends on the effectiveness of our collections staff, techniques and models.

Rising losses or leading indicators of rising losses (such as higher delinquencies, higher rates of non-performing loans, higher bankruptcy rates, lower collateral values, elevated unemployment rates or changing market terms) may require us to increase our allowance for credit losses, which may degrade our profitability if we are unable to raise revenue or reduce costs to compensate for higher losses.

There are risks resulting from the extensive use of models in our business.

We rely on quantitative models to measure risks and to estimate many financial values. We use models throughout much of our business, relying on them for much of our decision-making. Examples of areas where we use models include determining the pricing of various products, grading loans and extending credit, measuring interest rate and other market risks, predicting or estimating losses, assessing capital adequacy, and calculating economic and regulatory capital levels. We also use models to estimate the value of financial instruments and balance sheet items.

Models generally evaluate the performance of various factors under anticipated future conditions, relying on historical data to help build the model and in part on assumptions as to the future, often with respect to macro-economic conditions, in order to generate the output. Poorly designed or implemented models, including in the choice of relevant historical data or future-looking assumptions, present the risk that our business decisions based on information incorporating model output will be adversely affected due to the inadequacy of that information. Also, information we provide to the public or to our regulators based on poorly designed or implemented models could be inaccurate or misleading. Some of the decisions that our regulators make, including those related to capital distributions to our shareholders, would likely be affected adversely if they perceive that the quality of the relevant models used is insufficient.

We are at risk for an adverse impact on our business due to damage to our reputation.

Our ability to compete effectively, to attract and retain customers and employees, and to grow our business is dependent on maintaining our reputation and having the trust of our customers and employees. Many types of developments, if publicized, can negatively impact a company’s reputation with adverse consequences to its business.

Financial services companies are highly vulnerable to reputational damage when they are found to have harmed customers, particularly retail customers, through conduct that is seen as illegal, unfair, deceptive, abusive, manipulative or otherwise wrongful. There also may be reputational damage from human error or systems failures viewed as having harmed customers but not involving misconduct, including negative perceptions regarding our ability to maintain the security of our technology systems and protect client data. The reputational impact is likely greater to the extent that the bad conduct, error or failure are pervasive, long-standing or affect a significant number of customers, particularly retail consumers. The negative impact of such reputational damage on our business may be disproportionate to the actual harm caused to customers. It may be severe even if we fully remediate any harm suffered by our customers. In addition, we could suffer reputational harm and a loss of customer trust as a result of conduct of others in the industry even where we have not engaged in the conduct. We use third parties to help in many aspects of our business, with the risk that their conduct can affect our reputation regardless of the degree to which we are responsible for it.

To an increasing extent, financial services companies, including the Bank, are facing criticism from social and environmental activists, with accompanying reputational risk. Activists target companies in our industry for engaging in business with specific customers or with customers in particular industries, where the customers’ activities, even if legal, are perceived as having harmful impacts on matters such as environment, consumer health and safety, or society at large. The speed with which information now moves through social media and non-mainstream news sources on the internet means that negative information about the Bank can rapidly have a broadly adverse impact on our reputation. This is true whether or not the information is accurate. Once information has gone viral, it can be hard to counter it effectively, either by correcting inaccuracies or communicating remedial steps taken for actual issues. The potential impact of negative information going viral means that material reputational harm can result from a single discrete or isolated incident.

We are also subject to the risk of reputational harm resulting from conduct of persons identified as our employees but acting outside of the scope of their employment, including through their activities on personal social media.

We depend on the effectiveness and integrity of employees, and the systems and controls for which they are responsible, to manage operational risks.

We offer a variety of products and services to a broad and diverse group of customers. We rely on our employees to design, manage, and operate our systems and controls to assure that we properly enter into, record and manage processes, transactions and other relationships with customers, suppliers and other parties with whom we do business. In some cases, we rely on employees of third parties to perform these tasks. We also depend on employees and the systems and controls for which they are responsible to assure that we identify and mitigate the risks that are inherent in our relationships and activities. These concerns are increased when we change processes or procedures, introduce new products or services, or implement new technologies, as we may fail to adequately identify or manage operational risks resulting from such changes.

As a result of our necessary reliance on employees, whether ours or those of third parties, to perform these tasks and manage resulting risks, we are thus subject to human vulnerabilities. These range from innocent human error to misconduct or malfeasance, potentially leading to operational breakdowns or other failures. Our controls may not be adequate to prevent problems resulting from human involvement in our business, including risks associated with the design, operation and monitoring of automated systems. We may also fail to adequately develop a culture of risk management among our employees.

Errors by our employees or others responsible for systems and controls on which we depend and any resulting failures of those systems and controls could result in significant harm to the Bank. This could include customer remediation costs, regulatory fines or penalties, litigation or enforcement actions, or limitations on our business activities. We could also suffer damage to our reputation, as described under “We are at risk for an adverse impact on our business due to damage to our reputation”.

We use automation, machine learning, artificial intelligence and robotic process automation tools to help reduce some risks of human error. Nonetheless, we continue to rely on many manual processes to conduct our business and manage our risks. In addition, use of automation tools does not eliminate the need for effective design and monitoring of their operation to make sure they operate as intended. Enhanced use of automation may present its own risks. These tools are dependent on the quality of the data used by the tool to learn and enhance the process for which it is responsible. Not only bad or missing data but also anomalous data can adversely affect the functioning of such tools. It is possible that humans in some cases are better able than highly automated tools to identify that anomalous data is being used or that results are themselves anomalous.

We may be unable to attract, develop, and retain key talent.

The Bank’s future performance is dependent on the availability of qualified talent and the Bank’s ability to attract, develop, and retain it. The Bank’s management understands that the competition for talent continues to increase across geographies, industries, and emerging capabilities across a number of sectors including financial services. As a result, the Bank undertakes an annual talent review process to assess critical capability requirements for all areas of the business. Through this process, an assessment of current executive leadership, technical and core capabilities, as well as talent development opportunities, is completed against both near-term and future business needs. The outcomes from the process inform plans at both the enterprise and business level to retain, develop, or acquire the talent which are then actioned throughout the course of the year. Although it is the goal of the Bank’s management resource policies and practices to attract, develop, and retain key talent employed by the Bank or an entity acquired by the Bank, there is no assurance that the Bank will be able to do so, which could adversely impact the Bank’s reputation and financial condition. The Bank continues to rely on the Bank’s annual talent review program as well as the Bank’s regular, effective management practices to proactively assess and address retention and recruitment risk and emphasize ongoing communication with talent to ensure appropriate responses on a case-by-case basis.

We are highly dependent on our executive management and other key employees.

We rely heavily on our executive management and key employees for our successful operation. Our business could be materially adversely affected if a number of our executive management team and other key personnel were to leave us.

Our business may be adversely affected if we are unable to adequately establish, maintain, protect and enforce our intellectual property and proprietary rights or prevent third parties from making unauthorized use of such rights.

Our intellectual property, including our trademarks, software and platform, is important to our business. Failure to adequately protect our intellectual property rights could result in our competitors offering similar products and services or using similar brands, potentially resulting in the loss of our competitive advantage and a decrease in our revenue, which would adversely affect our business prospects, financial condition and results of operations. Our success depends in part on our ability to protect our proprietary rights and intellectual property. We rely on a combination of intellectual property rights, such as trademarks, trade secrets (including know-how), patents and copyrights, in addition to confidentiality provisions to establish, maintain, protect and enforce our proprietary rights. While we generally enter into confidentiality agreements with our employees and third parties to protect our trade secrets, know-how, business strategy and other proprietary information, such confidentiality agreements could be breached or otherwise may not provide meaningful protection for our trade secrets, know-how and other confidential information. Similarly, while we seek to enter into agreements with all of our employees who develop intellectual property during their employment to assign the rights in such intellectual property to us, we may fail to enter into such agreements with all relevant employees, such agreements may be breached or may not be self-executing, and we may be subject to claims that such employees misappropriated relevant rights from their previous employers. Accordingly, we cannot guarantee that the steps we have taken to protect our intellectual property will be adequate to prevent infringement of our rights or misappropriation of our technology, trade secrets or know-how. For example, effective protection may be unavailable or limited in some of the countries in which we operate.  Furthermore, intellectual property laws and our procedures and restrictions provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated.

If we fail to protect our intellectual property rights adequately, we may lose an important advantage in the markets in which we compete. Our efforts to protect these rights may be insufficient or ineffective, and any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. Other parties may also independently develop technologies, products and services that are substantially similar or superior to ours. We also may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. If it became necessary for us to resort to litigation to protect our intellectual property rights, any proceedings could be burdensome and costly, and we may not prevail. Further, adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets. If we fail to successfully obtain, maintain and enforce our intellectual property rights, our competitive position could suffer, which could harm our business, financial condition, results of operations and cash flows.

Our business may be adversely affected by the impact of environmental and social issues.

Environmental and social risk is the potential for loss of strategic, financial, operational, legal or reputational value resulting from the impact of environmental and social issues or concerns, including climate change, within the scope of short-term and long-term cycles. The Bank is exposed to environmental and social risks both through its businesses and operations and through its clients and customers. Environmental and social risks may lead to potential losses, resulting from the Bank’s direct and indirect impact on the environment and society, and the impact of environmental and social issues on the Bank.

Direct risks are associated with the ownership and operation of the Bank’s businesses, which include management and operation of company-owned or managed real estate, business operations, and associated services. Acute physical climate risks as a result of the increased severity of extreme weather events, such as hurricanes, wildfires and floods, could result in operational risks for the Bank through business disruptions and financial losses.

Indirect risks are associated with environmental and societal issues, perceptions and developments that may have an impact on the Bank’s customers and clients to whom the Bank provides financial services or in which the Bank invests.

Climate change and events such as pandemics and social unrest could result in strategic and credit risks for the Bank by impacting its customers’ earnings and losses, and the Bank’s action or inaction, response and disclosure on these matters can also give rise to legal and reputational risks for the Bank.

The Bank’s board of directors considers environmental and social risks, which are managed at the business segment level across the enterprise. Additionally, emerging social risks are considered through governance forums, including the Risk Oversight Committee and the Conduct Review, Governance and Human Resource Committee.

The Bank considers climate risk as an environmental risk. Both physical and transition risks could result in strategic, credit, operational, legal, and reputational risks for the Bank and its clients in climate-sensitive sectors. The Bank supports Canada’s objectives to meet the goals of the Paris Agreement and recognizes the Bank’s responsibility to contribute by integrating climate considerations across its business. The Bank continues to monitor industry and regulatory developments and assess the potential impacts of climate change and related risks on its operations, lending portfolios, investments, and businesses.

Risks Relating to the Offering

Our management will have broad discretion in the application of the net proceeds of the Offering.

We cannot specify with certainty the particular uses of the net proceeds we will receive from the Offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of Proceeds”. Accordingly, a purchaser of Common Shares will have to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions. Our management may spend a portion or all of the net proceeds from this Offering in ways that our shareholders might not desire, that might not yield a favourable return and that might not increase the value of a purchaser’s investment. The failure by our management to apply these funds effectively could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows. Notably, we may make acquisitions and investments that could divert management’s attention, result in operating difficulties and dilution to our shareholders and otherwise disrupt our operations and adversely affect our business, operating results or financial position, and involve other risks and uncertainties outlined in this Prospectus Supplement, in the accompanying Shelf Prospectus and in the documents incorporated by reference herein and therein. Pending their use, we may invest the net proceeds of the Offering in a manner that does not produce income or that loses value.

The market price of our Common Shares may be volatile and your investment could suffer or decline in value.

The market price of our Common Shares has fluctuated in the past and we expect it to fluctuate in the future, and it may decline below the Offering Price. Some of the factors that may cause the market price of our Common Shares to fluctuate include: volatility in the market price and trading volume of comparable companies; actual or anticipated changes or fluctuations in our operating results or in the expectations of market analysts; adverse market reaction to any indebtedness we may incur or securities we may issue in the future; short sales, hedging and other derivative transactions in our Common Shares; litigation or regulatory action against us; investors’ general perception of us and the public’s reaction to our press releases, our other public announcements and our filings with applicable securities regulators, including our financial statements; publication of research reports or news stories about us, our competitors or our industry; positive or negative recommendations or withdrawal of research coverage by securities analysts; changes in general political, economic, industry and market conditions and trends; sales of our Common Shares by existing shareholders; recruitment or departure of key personnel; significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; and the other risk factors described in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein.

Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of our environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to satisfy such criteria may result in limited or no investment in our Common Shares by those institutions, which could materially adversely affect the trading price of our Common Shares.

 In addition, broad market and industry factors may harm the market price of our Common Shares. Therefore, the price of our Common Shares could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the price of our Common Shares regardless of our operating performance.

In the past, following a significant decline in the market price of a company’s securities, there have been instances of securities class action litigation having been instituted against that company. If we were involved in similar litigation, we could incur substantial costs, fines and penalties (for which our director and officer liability insurance could be insufficient), our management’s attention and resources could be diverted and it could harm our business, operating results and financial condition.

Future sales, or the perception of future sales, of Common Shares by existing shareholders or by us, or future dilutive issuances of Common Shares by us, could adversely affect prevailing market prices for the Common Shares.

Subject to compliance with applicable securities laws, sales of a substantial number of Common Shares in the public market could occur at any time. These sales, or the market perception that the holders of a large number of Common Shares or securities convertible into Common Shares intend to sell Common Shares, could reduce the prevailing market price of our Common Shares. We cannot predict the effect, if any, that future public sales of these securities or the availability of these securities for sale will have on the market price of our Common Shares. If the market price of our Common Shares were to drop as a result, this might impede our ability to raise additional capital and might cause remaining shareholders to lose all or part of their investment.

Following the consummation of this Offering, the directors and officers of the Bank will be subject to “lock-up” restrictions, as described under “Underwriting”. The applicable Underwriters might waive the provisions of these “lock-up” restrictions and allow the Bank to, among other things, issue additional Common Shares. There are no pre-established conditions for the grant of such a waiver by the applicable Underwriters, and any decision by the applicable Underwriters to waive those conditions may depend on a number of factors, which might include market conditions, the performance of our Common Shares in the market and our financial condition at that time. If the “lock-up” restrictions of the Bank are waived, additional Common Shares will be issued, subject to applicable securities laws, which could reduce the prevailing market price for our Common Shares.

In addition, certain holders of options and other share-based awards will have an immediate income inclusion for tax purposes when they exercise their options or when their other awards are share-settled (that is, tax is not deferred until they sell the underlying Common Shares). As a result, these holders may need to sell Common Shares purchased on the exercise of options or issued upon share settlement of share-based awards in the same year that they exercise their options or in which their share-based awards are share-settled. This might result in a greater number of Common Shares being sold in the public market, and reduced long-term holdings of Common Shares by our management and employees.

Our by-laws permit us to issue additional securities in the future, including Common Shares and Preferred Shares, without additional shareholder approval.

Our by-laws permit us to issue an unlimited number of Common Shares. We anticipate that we will, from time to time, issue additional Common Shares in the future, including in connection with potential acquisitions. Subject to the requirements of the TSX and the Nasdaq, we will not be required to obtain the approval of shareholders for the issuance of additional Common Shares. Any further issuances of Common Shares will result in immediate dilution to existing shareholders and may have an adverse effect on the value of their shareholdings.

Our by-laws also permit us to issue an unlimited number of Preferred Shares, issuable in series. The Bank’s board of directors has authorized the issuance of an unlimited number of Series 1 Preferred Shares, an unlimited number of Series 2 Preferred Shares, an unlimited number of Series 3 Preferred Shares, and an unlimited number of Series 4 Preferred Shares.  As at December 13, 2024, no Series 2 Preferred Shares or Series 4 Preferred Shares have been issued. The Bank redeemed the Series 1 Preferred Shares on October 31, 2024, and there were nil Series 1 Preferred Shares outstanding as at December 13, 2024. The Bank redeemed the Series 3 Preferred Shares on April 30, 2021, and there were nil Series 3 Preferred Shares outstanding as at December 13, 2024. Any issuance of additional Preferred Shares may result in further dilution to existing shareholders and have an adverse effect on the value of their shareholdings. We cannot foresee the terms and conditions of any future offerings of Preferred Shares nor the effect they may have on the market price of the Common Shares.

The Bank is expected to have outstanding from time to time subordinated debt and preferred shares that will automatically convert into Common Shares upon a trigger event under the Non-Viability Contingent Capital Provisions, which may trigger substantial dilution of the Common Shares.

Effective January 1, 2013, in accordance with capital adequacy requirements adopted by the Office of the Superintendent of Financial Institutions Canada (the “Superintendent”), non-common capital instruments issued after January 1, 2013, including preferred shares and subordinated debt securities, must include terms providing for the full and permanent conversion of such securities into Common Shares upon the occurrence of certain trigger events relating to financial viability (the “Non-Viability Contingent Capital Provisions”) in order to qualify as regulatory capital.

Upon the occurrence of a trigger event, holders of securities subject to automatic conversion in accordance with the Non-Viability Contingent Capital Provisions, including holders of the Notes, will receive Common Shares, thereby causing substantial dilution to holders of Common Shares. The decision as to whether a trigger event will occur is a subjective determination by the Superintendent.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

We are a “foreign private issuer”, as such term is defined in Rule 405 under the Securities Act, and are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare our disclosure documents filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) in accordance with Canadian disclosure requirements. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we will not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we expect to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic companies.

In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. We plan to rely on this exemption. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.

The Bank is subject to the provisions of the Bank Act and securities laws of Canada which in some cases have a different effect on shareholders than the laws governing a U.S. chartered bank and U.S. securities laws.

The Bank is a Canadian Schedule I chartered bank, which may affect the rights of shareholders differently than those of a company governed by the laws of a U.S. jurisdiction, and may, together with the Bank’s constating documents, have the effect of delaying, deferring or discouraging another party from acquiring control of the Bank, as under the Bank Act, any change of control of the Bank will require the consent of the Minister of Finance (Canada). There is also no oppression remedy available to the Bank’s shareholders under the Bank Act as there would be for a corporation incorporated under a corporate statute in Canada, such as the Canada Business Corporations Act.

Securities analysts’ research or reports could impact the price of the Common Shares.

The trading market for the Common Shares may be facilitated in part by the research and reports that industry or financial analysts publish about us or our business. If few analysts provide coverage about us or our business, the trading price of the Common Shares could be lower than otherwise. If one or more of the analysts covering us or our business downgrade their evaluations of us, our business or the value of the Common Shares, the price of the Common Shares could decline. If one or more of these analysts cease to cover us or our business, we could lose visibility in the market for the Common Shares, which in turn could cause the price of the Common Shares to decline.

As the Bank is a Canadian Schedule I chartered bank and most of its directors and officers reside in Canada or the provinces thereof, it may be difficult for United States shareholders to effect service on the Bank to realize on judgments obtained in the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

The Bank is a Canadian Schedule I chartered bank with its principal place of business in Canada, most of its directors and officers reside in Canada or the provinces thereof and the majority of the Bank’s assets and all or a substantial portion of the assets of these persons may be located outside the United States. Consequently, it may be difficult for investors who reside in the United States to effect service of process in the United States upon the Bank or upon such persons who are not residents of the United States, or to realize upon judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. Investors should not assume that Canadian courts (i) would enforce judgments of U.S. courts obtained in actions against the Bank or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States, or (ii) would enforce, in original actions, liabilities against the Bank or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws. Similarly, some of the Bank’s directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these persons. In addition, it may not be possible for Canadian investors to collect from these persons judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States based solely on violations of Canadian securities laws. See “Enforcement of Civil Liabilities”.

The Bank may not complete the Offering.

Although the Bank has entered into the Underwriting Agreement with the Underwriters, there is no guarantee that all of the conditions to the completion of the Offering will be satisfied.

Cautionary Note Regarding Forward-Looking Statements

This Prospectus Supplement, including the documents that are incorporated by reference in this Prospectus Supplement, contains forward-looking statements within the meaning of certain securities laws. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements and information concerning: future growth and potential achievements of the Bank; statements relating to the business, future activities of, and developments related to, the Bank; the payment of dividends on Common Shares and Preferred Shares; and other events or conditions that may occur in the future. Forward-looking statements are typically (but not always) identified by the words “expects”, “is expected”, “anticipates”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes”, “aims”, “endeavours”, “projects”, “continue”, “predicts”, “potential”, “intends”, or the negative of these terms or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “should” be taken, occur or be achieved.

By their nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties that may be general or specific, including without limitation with respect to: the strength of the Canadian and U.S. economies in general and the strength of the local economies within Canada and the U.S. in which the Bank conducts operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the U.S. Federal Reserve; global commodity prices; the effects of competition in the markets in which the Bank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts on global supply chains and markets; the impact of outbreaks of disease or illness that affect local, national or international economies; the possible effects on our business of terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and the Bank’s anticipation of and success in managing the risks implicated by the foregoing. The foregoing list of important factors is not exhaustive.

A variety of factors, many of which are beyond the Bank’s control, affect the operations, performance and results of the Bank, and could cause actual results to differ materially from the expectations expressed in any of the Bank’s forward-looking statements. These factors include, without limitation: general business, economic, competitive, political, regulatory and social uncertainties; risks related to factors beyond the control of the Bank; risks related to the business of the Bank; risks related to political developments and policy shifts; risks related to amendments to laws; or risks related to the market value of the Bank’s securities.

This list is not exhaustive of the factors that may affect any of the Bank’s forward-looking statements. Additional information about these factors can be found in the “Risk Factors” section of the Annual Information Form (as defined herein) and under “Enterprise Risk Management” and “Factors that May Affect Future Results” in the Annual MD&A (as defined herein). These and other factors should be considered carefully and readers should not place undue reliance on the Bank’s forward-looking statements. Any forward-looking statements contained in this Prospectus Supplement represent the views of management only as of the date hereof. The Bank does not undertake to update any forward-looking statement that is contained in this Prospectus Supplement or the documents incorporated by reference in this Prospectus Supplement except as required by law.

All of the forward-looking information contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein or therein are expressly qualified by the foregoing cautionary statements.

Use of Proceeds

The aggregate net proceeds to be received by us from the sale of the Offered Shares under the Offering are estimated to be approximately US$            (US$            if the Underwriters exercise the Over-Allotment Option in full) after deducting the Underwriters’ Fee relating to the Offered Shares (and Additional Shares, if the Underwriters exercise the Over-Allotment Option in full) and other expenses relating to the Offering, which are estimated to be US$            . The net proceeds will be used for general banking purposes and will qualify as Common Equity Tier 1 capital for the Bank. The Bank may, from time to time, issue securities (including equity securities) other than pursuant to this Prospectus Supplement.

The principal reasons for the sale of the Offered Shares under the Offering are to increase our capitalization and financial flexibility. We intend to use the net proceeds from the Offering to strengthen our financial position and allow us to pursue our growth strategies, fund ongoing operations, and other general banking purposes. We may also use a portion of the net proceeds of the Offering to expand our current business through acquisitions of, or investments in, other complementary businesses, products or technologies. However, we have no agreements or commitments with respect to any acquisitions or investments at this time.

As we operate in a dynamic and rapidly evolving market, we do not believe we can provide the approximate amounts of the net proceeds that will be allocated to each of these purposes with certainty. As such, we have not specifically allocated the net proceeds amongst these purposes as at the date of this Prospectus Supplement. Such decisions will depend on market and competitive factors, as they evolve over time. Pending their use, we intend to invest the net proceeds from this Offering in short-term, investment-grade, interest-bearing instruments or hold them as cash.

While we currently anticipate that we will use the net proceeds of the Offering as set forth above, we may use the net proceeds differently, after giving consideration to our strategy relative to market and other conditions, as well as other factors described under “Risk Factors”.

Description of the Share Capital of the Bank

Our authorized share capital consists of an unlimited number of Common Shares, without nominal or par value, of which 26,002,577 were issued and outstanding as of December 13, 2024, and an unlimited number of non-voting preferred shares without par value (the “Preferred Shares”). The Bank’s board of directors has authorized the issuance of the following series of Preferred Shares: (i) an unlimited number of Series 1 Preferred Shares (“Series 1 Preferred Shares”); (ii) an unlimited number of non-cumulative floating rate Series 2 Preferred Shares (“Series 2 Preferred Shares”); (iii) an unlimited number of Series 3 Preferred Shares (“Series 3 Preferred Shares”); and (iv) an unlimited number of non-cumulative floating rate Series 4 Preferred Shares (“Series 4 Preferred Shares”).

As at December 13, 2024, no Series 2 Preferred Shares or Series 4 Preferred Shares have been issued. The Bank redeemed the Series 1 Preferred Shares on October 31, 2024, and there were nil Series 1 Preferred Shares outstanding as at December 13, 2024. The Bank redeemed the Series 3 Preferred Shares on April 30, 2021, and there were nil Series 3 Preferred Shares outstanding as at December 13, 2024.

See “Description of Common Shares” and “Description of Preferred Shares” in the Shelf Prospectus for a detailed description of the attributes of our Common Shares and Preferred Shares.

Consolidated Capitalization

The following table sets forth our consolidated cash and cash equivalents and consolidated capitalization as at October 31, 2024 (i) on a book value basis and (ii) on an adjusted basis to give effect to the completion of the Offering (assuming no exercise of the Over-Allotment Option). This table should be read in conjunction with our Annual Financial Statements and Annual MD&A, each of which is incorporated by reference in this Prospectus Supplement.

	As at October 31, 2024
	Actual	As Adjusted
(in thousands of C$)
Cash and cash equivalents	$225,254		$(1)
Liabilities
Deposits	4,144,673		4,144,673
Subordinated notes payable	102,503		102,503
Other liabilities	192,105		192,105
Total Liabilities	$4,439,281		$4,439,281
Equity
Share capital(2)	215,610
Contributed surplus	2,485
Retained earnings	181,238
Accumulated other comprehensive income (loss)	(130)
Total equity	$399,203	$
Total capitalization	$4,838,484	$

(1)	The amount included in the table includes the estimated net proceeds of the Offering to be received by the Bank from the sale of the Offered Shares, after deducting the estimated expenses of the Offering, assuming all such estimated expenses were paid at closing. The amount does not reflect the use of proceeds set out under “Use of Proceeds”.

(2)	As at October 31, 2024, the Bank’s authorized share capital was comprised of (i) an unlimited number of Common Shares and (ii) an unlimited number of Series 1 Preferred Shares, Series 2 Preferred Shares, Series 3 Preferred Shares and Series 4 Preferred Shares. Immediately following closing of the Offering and assuming no exercise of the Over-Allotment Option, Common Shares and no preferred shares of any series will be issued and outstanding.

Prior Sales

There have been no prior sales of Common Shares or any securities that are convertible or exchangeable into Common Shares by the Bank during the 12-month period preceding the date of this Prospectus Supplement (including stock options (“Stock Options”), deferred share units (“DSUs”), performance share units (“PSUs”) and restricted share units (“RSUs”) issued pursuant to the Bank’s Omnibus Long Term Incentive Plan (the “LTIP”)).

Trading Price and Volume

The Common Shares trade on the TSX and Nasdaq under the symbol “VBNK”. The following table sets forth, for the periods indicated, the reported high and low market prices of our Common Shares, as well as trading volumes of the Common Shares on the TSX and Nasdaq.

	TSX			Nasdaq
Period	High (C$/Share)	Low (C$/Share)	Volume	High (US$/Share)	Low (US$/Share)	Volume
2023
November	11.48	10.16	66,009	8.11	7.36	111,420
December	14.6	10.55	252,213	11.10	7.74	313,880
2024
January	15.50	14.61	359,932	11.50	10.85	433,360
February	16.49	14.88	213,548	12.09	10.82	461,940
March	16.41	13.30	324,135	12.19	9.88	745,760
April	14.95	13.13	214,609	10.99	9.50	595,440
May	13.86	12.99	109,251	9.97	9.50	176,260
June	15.49	12.94	280,409	11.25	9.48	341,560
July	16.92	14.25	279,080	12.38	10.37	642,110
August	18.27	15.20	296,011	13.64	10.59	1,033,950
September	18.83	16.66	284,270	14.22	12.26	729,170
October	21.55	17.65	391,778	15.78	13.00	864,900
November	25.75	20.85	757,912	18.38	14.71	714,710
December (1 - 13)	25.56	19.78	599,131	18.17	14.05	792,674

Underwriting

General

Pursuant to the Underwriting Agreement, the Bank has agreed to sell and the Underwriters have agreed to purchase, as principals, severally and not jointly (within the meaning of such terms under the laws of the State of New York) on the Closing Date, or such earlier or later date as the Bank and the Underwriters may agree, but in any event no later than , 2024, the number of Offered Shares set out opposite their respective names below, representing an aggregate of           Offered Shares, at a price of US$ per Offered Share, for an aggregate gross consideration of US$ , payable in cash against delivery of the Offered Shares. The Offering Price was determined by negotiation between the Bank and the Underwriters, with reference to the then-current market price for the Common Shares.

Underwriters	Number of Offered Shares
Raymond James & Associates, Inc.
Keefe, Bruyette & Woods, Inc.
Roth Capital Partners, LLC
Roth Canada, Inc.
Total

The Offered Shares are being offered in the United States by the U.S. Underwriters and in each of the provinces and territories of Canada, other than Quebec, by the Canadian Underwriter pursuant to the Underwriting Agreement. The Offering is being made concurrently in each of the provinces and territories of Canada, other than Quebec, under the terms of the Shelf Prospectus and this Prospectus Supplement and in the United States under the terms of the Registration Statement, of which the Shelf Prospectus and this Prospectus Supplement form part, through the Underwriters and/or affiliates thereof registered to offer the Offered Shares for sale in such jurisdictions in accordance with applicable securities laws and such other registered dealers as may be designated by the Underwriters. Raymond James & Associates, Inc. and Keefe, Bruyette & Woods, Inc. are not registered to sell securities in any Canadian jurisdiction and, accordingly, will not, directly or indirectly, solicit offers to purchase, sell or distribute the Offered Shares in Canada and will act as an underwriter for us only in respect of the offer, sale and distribution of Offered Shares outside of Canada. Subject to applicable law, the Underwriters, their affiliates, or such other registered dealers as may be designated by the Underwriters, may offer the Offered Shares outside of Canada and the United States.

The Underwriting Agreement provides that the Bank will pay the Underwriters at the time of closing of the Offering an Underwriters’ Fee of US$ per Offered Share sold pursuant to the Offering, including any Additional Shares sold pursuant to the exercise of the Over-Allotment Option. The Bank has also agreed to reimburse the Underwriters up to $150,000 for certain expenses incurred in connection with this Offering, which is deemed underwriting compensation by the Financial Industry Regulatory Authority. The Bank has granted to the Underwriters an Over-Allotment Option, in whole or in part, from time to time not later than days after the Closing Date, to purchase from the Bank the Additional Shares on the same terms as set out above solely to cover the Underwriters’ over-allocation position, if any. The Over-Allotment Option is comprised of Common Shares to be issued by the Bank. This Prospectus Supplement also qualifies the grant of the Over-Allotment Option and the distribution of up to Additional Shares to be sold by the Bank upon exercise of the Over-Allotment Option. A purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position acquires those securities under this Prospectus Supplement regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint (within the meaning of such terms under the laws of the State of New York) and are subject to certain closing conditions. The Underwriters may terminate their obligations under the Underwriting Agreement by notice given by Raymond James & Associates, Inc. (the “Manager”) to the Bank, if after the execution and delivery of the Underwriting Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, any of the New York Stock Exchange, the NYSE American, the Nasdaq or the TSX, (ii) trading of any securities of the Bank shall have been suspended on the Nasdaq or TSX, (iii) a material disruption in securities settlement, payment or clearance services in the United States or Canada shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by U.S. federal or New York State or Canadian authorities or (v) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in the Manager’s judgment, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in the Manager’s judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Offered Shares on the terms and in the manner contemplated in this Prospectus Supplement. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any Offered Shares are purchased under the Underwriting Agreement.

Subject to the terms of the Underwriting Agreement, the Bank has also agreed to indemnify the Underwriters and their respective directors, officers, employees and agents against certain liabilities civil liabilities under Canadian and United States securities legislation, or to contribute to any payments the Underwriters may be required to make in respect thereof. The Underwriters, as principals, conditionally offer the Offered Shares qualified under this Prospectus Supplement and the Shelf Prospectus, subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Offered Shares, and other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriters of officers’ certificates and legal opinions. The Underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Pursuant to the Underwriting Agreement, the Bank has agreed that until the date that is 60 days following the date of the Underwriting Agreement (the “Restricted Period”), it will not, directly or indirectly, without the prior written consent of the Manager, subject to certain exceptions: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, hypothecate, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of or transfer any shares of Common Shares or any securities convertible into or exchangeable or exercisable for Common Shares, or exercise any right with respect to the registration of any of the foregoing, file or cause to be filed any registration statement in connection therewith under the Securities Act; (ii) enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of the Common Shares, whether any such swap, hedge or transaction is to be settled by delivery of Common Shares or other securities, in cash or otherwise; or (iii) publicly disclose the intention to make any such offer, pledge, sale or disposition, or to enter into any such swap, hedge, transaction or other arrangement. The exceptions include: (a) the issuance of Common Shares or other securities (including securities convertible into or exchangeable or exercisable for Common Shares or other securities) issued as consideration for the acquisition by the Bank of substantially all of the securities, business, properties or other assets of another person or entity which acquisition has been publicly announced prior to the date of this Agreement; (b) the Common Shares to be sold hereunder; (c) the issuance of restricted stock awards, options to acquire shares of Common Shares, or other equity-based awards (including shares of Common Shares issuable upon exercise of any such awards) granted pursuant to the LTIP, or the filing of one or more registration statements on Form S-8 with respect to the issuance of securities under such benefit plans in each case where such restricted stock awards, options, or other equity-based award vest after the expiration of the Restricted Period; or (d) the issuance of shares of Common Shares upon the exercise of any options or equity-based awards under the LTIP.

In addition, the directors and officers of the Bank have executed “lock-up” letters pursuant to which, until the date that is 60 days following the date of the final prospectus supplement relating to this Offering, they have agreed that they will not, without the consent of the Manager, subject to certain exceptions: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, hypothecate, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of or transfer any shares of Common Shares, whether now owned or hereafter acquired by them or with respect to which they have or thereafter acquire the power of disposition, or exercise any right with respect to the registration of any of the foregoing, or file or cause to be filed any registration statement in connection therewith under the Securities Act; (ii) enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of the Common Shares, whether any such swap, hedge or transaction is to be settled by delivery of Common Shares or other securities, in cash or otherwise; or (iii) publicly disclose the intention to make any such offer, pledge, sale or disposition, or to enter into any such swap, hedge, transaction or other arrangement. The exceptions include: (a) transfers of the relevant director, officer or shareholder’s Common Shares (i) as a bona fide gift of gifts, provided that any filing under Section 16(a) of the Exchange Act in connection with such transfer shall indicate, to the extent permitted by such section, that such transfer is a bona fide gift, (ii) by will or other testamentary document, or intestacy, (iii) to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of the signatory or the immediate family of the signatory, (iv) to any immediate family member, other dependent or any investment fund or other entity controlled or managed by the signatory, (v) if the signatory is a corporation, partnership, limited liability company, trust or other business entity, (X) transfers to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of the signatory or (Y) distributions of the signatory’s Common Shares or any security convertible into or exercisable for Common Shares to limited partners, limited liability company members, stockholders or subsidiaries (or their equivalents under the jurisdiction of organization of the signatory) of the signatory, (vi) if the signatory is a trust, to the beneficiary of such trust, (vii) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under exceptions (a)(i) through (vi), (viii) to the Bank or its subsidiaries (A) in the exercise or settlement of outstanding equity-based grants, (B) for the sole purpose of paying the exercise price of stock options or warrants or for paying taxes (including estimated taxes) due as a result of the exercise of such options or warrants or the vesting and settlement of restricted stock, restricted stock units or other equity-based grants pursuant to the LTIP, in each case on a “cashless” or “net exercise” basis; provided (x) that any such Common Shares received upon such exercise, vesting or settlement shall be subject to the terms of the “lock-up” letter and (y) if the signatory is required to file a report under Section 16(a) of the Exchange Act during the Restricted Period, the signatory shall include a statement in such report clearly indicating that (aa) the filing relates to these circumstances and (bb) no Common Shares or other securities were sold by the reporting person or (C) pursuant to a pledge in a bona fide transaction which is outstanding prior to or as of the date of the “lock-up” letter to a lender to the signatory and disclosed in writing to the Manager prior to the execution of this letter agreement, (ix) pursuant to tenders, sales or other transfers pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of Common Shares involving a change of control of the Bank (unless not consummated) or (x) pursuant to the call or put provisions of existing employment agreements and equity grant documents evidencing equity-based grants, provided that any filing under Section 16(a) of the Exchange Act in connection with such transfer shall indicate that the reason for such disposition and that such transfer of Common Shares or any securities convertible into or exercisable or exchangeable for such capital stock was solely to the Bank; (b) the establishment of an automatic disposition plan that does not provide for the sale or transfer of Common Shares during the Restricted Period, provided that (I) no filing by any party under the Exchange Act or other public announcement shall be made voluntarily in connection with the establishment of such plan and (II) any filing required to be made under the Exchange Act in connection with the establishment of such plan shall clearly indicate in the footnotes thereto that the establishment of such plan was pursuant to the circumstances described in this exception; or (c) transfers of Common Shares or other Bank securities pursuant to an order of a court or regulatory agency or to comply with any regulations related to ownership by the signatory of the signatory’s Common Shares. In the case of any transfer or distribution pursuant to exceptions (a)(i) through (vii), (i) such transfer shall not involve a disposition for value and (ii) each transferee, beneficiary, donee, heir or distributee shall execute and deliver to the Manager a lock-up letter in the same form as the signatory’s; and provided, further, that in the case of any transfer or distribution (other than as a result of the vesting of Common Shares under restricted stock awards) pursuant to exceptions (a)(i) through (viii) and (b), except for any transfer or disposition pursuant to exception (a)(i), no filing by any party (donor, donee, transferor or transferee) under the Exchange Act or Canadian securities laws, or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the Restricted Period).

The Bank’s Common Shares are listed and posted for trading on the TSX and the Nasdaq under the symbol “VBNK”. The Bank has applied to list the Offered Shares and Additional Shares issuable in this Offering on the TSX and the Nasdaq. Listing will be subject to the Bank fulfilling all of the listing requirements of the TSX and the Nasdaq, respectively.

The Underwriters propose to offer the Offered Shares initially at the Offering Price. After the Underwriters have made reasonable efforts to sell the Offered Shares at the Offering Price, the Underwriters may offer the Offered Shares to the public at prices lower than the Offering Price, and the compensation realized by the Underwriters pursuant to the Offering will effectively be decreased by the amount that the price paid by purchasers for the Offered Shares is less than the original Offering Price. Any such reduction will not affect the net proceeds of the Offering received by the Bank.

Pursuant to the rules and policy statements of certain Canadian securities regulatory authorities, the Underwriters may not, throughout the period of distribution under this Prospectus Supplement, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable Canadian regulatory authorities and the TSX including the Universal Market Integrity Rules for Canadian Marketplaces administered by the Canadian Investment Regulatory Organization relating to market stabilization and market-balancing activities and a bid or purchase made on behalf of a client where the client’s order was not solicited during the period of distribution.

Subject to applicable laws, the Underwriters may, in connection with this Offering, over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market, including: stabilizing transactions; short sales; purchases to cover positions created by short sales; imposition of penalty bids; and syndicate covering transactions. Such transactions, if commenced, may be discontinued at any time.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or delaying a decline in the market price of the Common Shares while the Offering is in progress. Short sales involve the sale by the Underwriters of a greater number of Common Shares than they are required to purchase in the Offering. Short sales may be “covered short sales”, which are short positions in an amount not greater than the Over-Allotment Option, or may be “naked short sales”, which are short positions in excess of that amount.

The Underwriters may close out any covered short position either by exercising the Over-Allotment Option, in whole or in part, or by purchasing Common Shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of the Common Shares available for purchase in the open market compared with the price at which they may purchase Common Shares through the Over-Allotment Option. If, following the closing of the Offering, the market price of the Common Shares decreases, the short position created by the over-allocation position in the Common Shares may be filled through purchases in the open market, creating upward pressure on the price of the Common Shares. If, following the closing of the Offering, the market price of Common Shares increases, the over-allocation position in the Common Shares may be filled through the exercise of the Over-Allotment Option.

The Underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market that could adversely affect investors who purchase in the Offering. Any naked short position would form part of the Underwriters’ over-allocation position. A purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position resulting from any covered short sales or naked short sales will acquire such Common Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allocation Option or secondary market purchases.

Subscriptions will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. It is expected that the Bank will arrange for the instant deposit of the Offered Shares by the Underwriters under the book-based system of registration, to be registered to DTC or its nominee and deposited with DTC on the Closing Date, or as otherwise may be agreed to among the Bank and the Underwriters. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriter or other registered dealer from or through whom a beneficial interest in the Offered Shares is purchased.

Relationship Between the Bank and Certain Underwriters

The Underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services.

In the ordinary course of their various business activities, the Underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the Bank. The Underwriters and their respective affiliates may also communicate independent investment recommendations, market colour or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Material U.S. Federal Income Tax Considerations

In the opinion of Davis Polk & Wardwell LLP, the following is a description of material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of the Offered Shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire the securities.  This discussion applies only to a U.S. Holder that holds the Offered Shares as capital assets for tax purposes. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. No ruling will be sought from the U.S. Internal Revenue Service (the “IRS”) with respect to any statement or conclusion in this discussion, and there can be no assurance that the IRS will not challenge such statement or conclusion in the following discussion or, if challenged, that a court will uphold such statement or conclusion. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including any U.S. state, local or non-U.S. tax law, alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•	persons holding the Offered Shares as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the Offered Shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	persons required for U.S. federal income tax purposes to accelerate the recognition of any item of gross income with respect to our common shares as a result of such income being recognized on an applicable financial statement;

•	tax-exempt entities, “individual retirement account” or “Roth IRA”;

•	certain U.S. expatriates, former citizens or long-term residents of the U.S.;

•	persons that own or are deemed to own ten percent or more of our voting stock;

•	persons who acquired our shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	persons owning shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes owns the Offered Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership.  Partnerships owning the Offered Shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the Offered Shares.

This discussion is based on the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed U.S. Department of the Treasury (“Treasury”) regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

A “U.S. Holder” is a person who, for U.S. federal income tax purposes, is a beneficial owner of the Offered Shares and is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust, the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of the Offered Shares in their particular circumstances.

Taxation of Distributions

Subject to the discussion below under “—Passive Foreign Investment Company Rules”, distributions paid on the Offered Shares, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends.  Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains.  U.S. Holders should consult their tax advisers regarding the availability of these favorable tax rates on dividends in their particular circumstances.  The dividend income will include any amounts withheld by the Bank in respect of Canadian taxes.  The dividend will be treated as foreign-source income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code.  Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s actual or constructive receipt of the dividend.  The amount of any dividend income paid in Canadian dollars will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars.  If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income.  A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Distributions to a U.S. Holder with respect to the Offered Shares may be subject to Canadian non-resident withholding tax. See “Certain Canadian Federal Income Tax Considerations” below.  Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Canadian income taxes withheld from dividends on the Offered Shares would potentially be creditable against the U.S. Holder’s U.S. federal income tax liability.   The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.

Sale or Other Disposition of the Offered Shares

Subject to the discussion below under “—Passive Foreign Investment Company Rules”, for U.S. federal income tax purposes, gain or loss realized on the sale or other taxable disposition of the Offered Shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the Offered Shares for more than one year.  The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the Ordinary Shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars.  This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Subject to the proposed Treasury regulations concerning banking income described below, passive income generally includes dividends, interest, rents, royalties and investment gains. Cash is generally a passive asset for these purposes.

Based on proposed Treasury regulations (that the Bank is currently permitted to rely on) that treat certain banking income as non-passive, the Bank does not expect to be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. However, our PFIC status is an annual factual determination and thus may be subject to change. In addition, there can be no assurance that the proposed Treasury regulations will be finalized in their current form.

If the Bank were a PFIC for any taxable year during which a U.S. Holder owns the Offered Shares, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the Offered Shares would be allocated ratably over the U.S. Holder’s holding period for the Offered Shares.  The amounts allocated to the taxable year of the sale or other disposition and to any year before the Bank became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount.  Further, to the extent that any distribution received by a U.S. Holder on its Offered Shares exceeds 125% of the average of the annual distributions on the Offered Shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain.  Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the Offered Shares if the Bank was a PFIC.  U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

Foreign Asset Reporting

Certain U.S. Holders may be required to submit to the IRS certain information with respect to their beneficial ownership of the Offered Shares, if such Offered Shares are not held on their behalf by a financial institution. Substantial penalties may be imposed on a U.S. Holder if such U.S. Holder is required to submit such information to the IRS and fails to do so.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds from a sale, exchange or other taxable disposition of the Offered Shares that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting to the IRS, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Certain Canadian Federal Income Tax Considerations

The following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to a holder who acquires as beneficial owner Common Shares pursuant to this Offering and who, for the purposes of the Tax Act and at all relevant times, holds Common Shares as capital property, deals at arm’s length with the Bank and the Underwriters, and is not affiliated with the Bank or the Underwriters (a “Holder”). A Common Share will generally be capital property to a Holder provided the Holder does not acquire or hold or use such Common Share in the course of carrying on a business of trading or dealing in securities or as part of an adventure or concern in the nature of trade.

This summary does not apply to a Holder: (i) that is a “financial institution” (as defined in the Tax Act for the purposes of the mark-to-market rules); (ii) an interest in which is a “tax shelter” or “tax shelter investment” (each, as defined in the Tax Act); (iii) that is a “specified financial institution” (as defined in the Tax Act); (iv) that has elected to report its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency; (v) who enters into or has entered into a “synthetic disposition arrangement” or a “derivative forward agreement” (each as defined in the Tax Act) with respect to the Common Shares; or (vi) that receives dividends on Common Shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act). Such investors should consult their own tax advisors with respect to an investment in the Common Shares.

This summary is based upon the current provisions of the Tax Act and counsel’s understanding of the current published administrative policies of the Canada Revenue Agency. The summary also takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and assumes that all such Tax Proposals will be enacted in the form proposed. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. If the Tax Proposals are not enacted or otherwise implemented as presently proposed, the tax consequences may not be as described below in all cases. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not otherwise take into account or anticipate any changes in law, administrative policy or assessing practice, whether by way of legislative, judicial or administrative action, decision or interpretation, nor does it address any provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder or prospective Holder are made. Accordingly, Holders are urged to consult their own tax advisors about the specific tax consequences to them of acquiring, holding and disposing of Common Shares.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Common Shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act.  The amount of dividends required to be included in the income of, and capital gains or capital losses realized by, a Holder may be affected by fluctuations in the Canadian / U.S. dollar exchange rate.

Residents of Canada

The following summary applies to a Holder who, for the purposes of the Tax Act, and at all relevant times, is, or is deemed to be, resident in Canada (“Resident Holder”).

Additional considerations, not discussed herein, may apply to a Resident Holder that is a corporation resident in Canada and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada (for the purposes of the Tax Act) that is or becomes, as part of a transaction or series of transactions or events that includes the acquisition of Common Shares, controlled by a non-resident person or a group of non-resident persons that do not deal with each other at arm’s length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Resident Holders should consult their own tax advisors with respect to the consequences of acquiring Common Shares.

A Resident Holder whose Common Shares might not otherwise qualify as capital property may, in certain circumstances, make the irrevocable election pursuant to subsection 39(4) of the Tax Act to have its Common Shares, and every other “Canadian security”, as defined in the Tax Act, owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available and advisable in their particular circumstances.

Dividends on Common Shares

Dividends received or deemed to be received on a Common Share held by a Resident Holder who is an individual (including certain trusts) will be included in computing such Resident Holder’s income and will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from a “taxable Canadian corporation” (as defined in the Tax Act), including the enhanced gross-up and dividend tax credit in respect of dividends designated by the Bank as “eligible dividends” in accordance with the Tax Act. There may be limitations on the ability of the Bank to designate dividends as “eligible dividends”.

Taxable dividends received or deemed to be received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Recent amendments to the Tax Act applicable to taxation years beginning after December 31, 2023 may affect the liability of a Resident Holder for alternative minimum tax. Resident Holders who are individuals should consult their own tax advisors in this regard.

Dividends received or deemed to be received on a Common Share by a Resident Holder that is a corporation will be included in computing such Resident Holder’s income for the taxation year in which such dividends are received, but will generally be deductible in computing its taxable income for that taxation year, subject to all relevant restrictions under the Tax Act. In certain circumstances, a dividend received or deemed to be received by a Resident Holder that is a corporation may be deemed to be proceeds of disposition or a capital gain pursuant to subsection 55(2) of the Tax Act. Resident Holders that are corporations should consult their own tax advisors regarding the application of subsection 55(2) of the Tax Act in respect of their particular circumstances. A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act, may be liable to pay an additional tax under Part IV of the Tax Act on dividends received or deemed to be received on Common Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income. Such additional tax may be refundable in certain circumstances.

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” or, at any time in the relevant taxation year, a “substantive CCPC”, each as defined in the Tax Act, may be liable to pay an additional tax (refundable under certain circumstances) on its “aggregate investment income”, which is defined in the Tax Act to include dividends and deemed dividends to the extent that such dividends are not deductible in computing the Resident Holder’s taxable income. Resident Holders should contact their own tax advisors in this regard.

Dispositions of Common Shares

Generally, on a disposition, or a deemed disposition, of a Common Share (other than a disposition to the Bank that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market), a Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Share to the Resident Holder immediately before the disposition or deemed disposition. For this purpose, the adjusted cost base to a Resident Holder of a Common Share will be determined at any particular time by averaging the cost of such Common Share with the adjusted cost base of any other Common Shares owned by the Resident Holder as capital property at that time and by making certain other adjustments required under the Tax Act. The Resident Holder’s cost for purposes of the Tax Act of Common Shares will include all amounts paid or payable by the Resident Holder for the Common Shares, subject to certain adjustments under the Tax Act. Such capital gain (or capital loss) will be subject to the treatment described below under “Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Currently, one-half of any capital gain realized by a Resident Holder for a particular taxation year will constitute a taxable capital gain that must be included in computing the Resident Holder’s income for that taxation year and one-half of any capital loss realized by a Resident Holder in a particular taxation year will constitute an allowable capital loss that must be deducted against taxable capital gains of the Resident Holder realized in that taxation year and may be deductible against taxable capital gains in any of the Resident Holder’s three preceding taxation years or any subsequent taxation year, subject to and in accordance with the provisions of the Tax Act. Tax Proposals that would amend certain parts of the capital gains regime (the “Capital Gains Proposals”) would increase a Resident Holder’s capital gains inclusion rate for a taxation year ending after June 24, 2024 from one-half to two-thirds, subject to a transitional rule applicable for a Resident Holder’s 2024 taxation year that would reduce the capital gains inclusion rate for that taxation year to, in effect, be one-half for net capital gains realized before June 25, 2024. The Capital Gains Proposals also include provisions that would, generally, offset the increase in the capital gains inclusion rate for up to C$250,000 of capital gains realized by the Resident Holder in a taxation year, calculated net of any capital losses incurred in the year (or the portion of the year ending after June 24, 2024 in the case of the 2024 taxation year), and which are not offset by net capital losses from other years which are deducted against taxable capital gains in the year. If the Capital Gains Proposals are enacted as proposed, capital losses realized prior to June 25, 2024 which are deductible against capital gains included in income for the 2024 or subsequent taxation years will offset an equivalent capital gain regardless of the inclusion rate which applied at the time such capital losses were realized. Resident Holders should consult their own tax advisors.

If the Resident Holder is a corporation, the amount of any such capital loss realized on the disposition or deemed disposition of a Common Share may, in certain circumstances, be reduced by the amount of any dividends, received or deemed to be received by the Resident Holder on such Common Share to the extent and in circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly through a partnership or a trust. Resident Holders to whom these rules may be relevant should consult their own tax advisor.

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” or, at any time in the relevant taxation year, a “substantive CCPC” (each as defined in the Tax Act) may be liable to pay an additional tax on certain investment income, including taxable capital gains (but excluding dividends or deemed dividends deductible in computing taxable income). Such additional tax may be refundable in certain circumstances. Resident Holders should contact their own tax advisors in this regard.

Taxable capital gains realized by a Resident Holder who is an individual (including certain trusts) may give rise to liability for alternative minimum tax depending on the Resident Holder’s circumstances. Recent amendments to the Tax Act applicable to taxation years beginning after December 31, 2023 may affect the liability of a Resident Holder for alternative minimum tax. Resident Holders who are individuals should consult their own tax advisors in this regard.

Non-Resident Holders

The following summary applies to a Holder who, for the purposes of the Tax Act and any relevant income tax treaty or convention, at all relevant times, (i) is not (and is not deemed to be) resident in Canada and (ii) will not use or hold (and will not be deemed to use or hold) the Common Shares in, or in the course of, carrying on a business or part of a business in Canada (a “Non-Resident Holder”). This summary does not apply to a Non-Resident Holder that carries on an insurance business in Canada and elsewhere or is an “authorized foreign bank” (as defined in the Tax Act) and such holders should consult their own tax advisors.

Dividends on Common Shares

Dividends paid or credited, or deemed to be paid or credited, on a Common Share to a Non-Resident Holder will generally be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend, subject to any reduction in the rate of withholding to which that Non-Resident Holder may be entitled under an applicable income tax treaty or convention. For example, the rate of withholding tax applicable to a dividend paid on a Common Share to a Non-Resident Holder who is a resident of the United States for purposes of the Canada-United States Tax Convention (1980) (the “Convention”), beneficially owns the dividend, and is fully entitled to the benefits of the Convention, will generally be reduced to 15% (or 5% in the case of a Non-Resident Holder that is a corporation entitled to full benefits under the Convention beneficially owning at least 10% of the Bank’s voting shares). Non-Resident Holders should consult their own tax advisors in this regard.

 Dispositions of Common Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition or deemed disposition of a Common Share, nor will capital losses arising from the disposition be recognized under the Tax Act, unless the Common Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, a Common Share will not constitute taxable Canadian property of a Non-Resident Holder at any particular time provided that the Common Share is listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the TSX and the Nasdaq), unless at any time during the 60-month period immediately preceding such time: (i)  25% or more of the issued shares of any class or series of the capital stock of the Bank was owned by or belonged to any combination of (A) the Non-Resident Holder, (B) persons with whom the Non-Resident Holder did not deal at arm’s length (for the purposes of the Tax Act), and (C) partnerships in which the Non-Resident Holder or a person described in (B) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of the Common Share was derived directly or indirectly from one, or any combination of, real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act) and options in respect of, interests in or for civil law rights in any such property (whether or not such property exists). Notwithstanding the foregoing, a Common Share may also be deemed to be “taxable Canadian property” in certain circumstances. Non-Resident Holders for whom a Common Share is, or may be, taxable Canadian property should consult their own tax advisors.

In the event that a Common Share constitutes taxable Canadian property of a Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act or pursuant to an applicable income tax treaty or convention, the income tax consequences discussed above for Resident Holders under “Dispositions of Common Shares” and “Taxation of Capital Gains and Capital Losses” will generally apply to the Non-Resident Holder. Such Non-Resident Holders should consult their own tax advisors.

Legal Matters

Certain legal matters relating to the Offering will be passed upon on our behalf by Stikeman Elliott LLP with respect to Canadian legal matters and Davis Polk & Wardwell LLP with respect to U.S. legal matters, and on behalf of the Underwriters by Holland & Knight LLP with respect to U.S. legal matters. As at the date hereof, the partners and associates of Stikeman Elliott LLP beneficially own, directly and indirectly, less than 1% of any issued and outstanding securities of the Bank or any associates or affiliates of the Bank.

Auditors, Registrar and Transfer Agent

Our independent auditor is Ernst & Young LLP (“EY”), located at Suite 2300 – 255 Queens Street, London, Ontario N6A 5R8.

Our consolidated financial statements as of October 31, 2024 and 2023, and for each of the two years in the period ended October 31, 2024 appearing in this Prospectus Supplement and Registration Statement, have been audited by EY, independent registered public accounting firm, as set forth in its report thereon appearing elsewhere herein, and are included upon EY’s authority as experts in accounting and auditing.

The transfer agent and registrar for our Common Shares in Canada is Odyssey Trust Company, at its principal office in Calgary, Alberta, and in the United States is Odyssey Transfer and Trust Company at its principal office in Woodbury, Minnesota.

U.S. Registration Statement

The Offering is being made concurrently in Canada pursuant to this Prospectus Supplement and the Shelf Prospectus and in the United States pursuant to the Registration Statement filed with the SEC under the United States Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement became effective under the rules and regulations of the SEC on November 22, 2024. This Prospectus Supplement does not contain all the information contained in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the Registration Statement and the exhibits to the Registration Statement for further information with respect to the Bank.

Documents Filed as Part of the Registration Statement

The following documents have been or will be filed or furnished with the SEC as part of the Registration Statement of which this Prospectus Supplement forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from the Banks’ directors and officers, as applicable; (iii) the consent of Ernst & Young LLP; (iv) the consent of KPMG LLP; (v) the consent of Stikeman Elliott LLP; and (vi) the Underwriting Agreement. A copy of the form of indenture, warrant agreement, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

Enforcement of Civil Liabilities

The Bank is a Canadian Schedule I chartered bank subject to the provisions of the Bank Act. Most of the Bank’s directors and officers reside principally in Canada, and the majority of the Bank’s assets and all or a substantial portion of the assets of these persons are located outside the United States. The Bank has appointed an agent for service of process in the United States; however, it may nevertheless be difficult for investors who reside in the United States to effect service of process in the United States upon the Bank or any such persons, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Bank or any such persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.

The Bank filed with the SEC, concurrently with the Registration Statement of which this Prospectus Supplement forms a part, an appointment of agent for service of process on Form F-X. Under Form F-X, the Bank appointed Cogency Global Inc. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving the Bank in a United States court arising out of or related to or concerning the offering of securities under this Prospectus Supplement.

Eligibility for Investment

In the opinion of Stikeman Elliott LLP, Canadian counsel to the Bank, based on the current provisions of the Tax Act in force on the date hereof, provided that the Common Shares are listed on a “designated stock exchange” (which currently includes the TSX and the Nasdaq) or the Bank is otherwise a “public corporation”, other than a “mortgage investment corporation” (each as defined in the Tax Act), the Common Shares, issued pursuant to this Offering or pursuant to the Over-Allotment Option, will be, on the date of such issuance, “qualified investments” under the Tax Act for trusts governed by “registered retirement savings plans” (“RRSPs”), “registered retirement income funds” (“RRIFs”), “registered disability savings plans” (“RDSPs”), “deferred profit sharing plans”, “registered education savings plans” (“RESPs”), “first home savings accounts” (“FHSAs”)  and tax-free savings accounts (“TFSAs”), each as defined in the Tax Act.

Notwithstanding that the Common Shares may be a qualified investment for a trust governed by a TFSA, RRSP, RRIF, RDSP, FHSA or RESP, a holder of a TFSA, FHSA or RDSP, an annuitant of an RRSP or RRIF, or a subscriber of an RESP, as applicable, will be subject to a penalty tax under the Tax Act with respect to Common Shares if the Common Shares are “prohibited investments” (within the meaning of the Tax Act) for the TFSA, RRSP, RRIF, RDSP, FHSA or RESP. A Common Share will not be a prohibited investment for a trust governed by a TFSA, RRSP, RRIF, RDSP or RESP provided that the holder of the TFSA, FHSA or RDSP, the annuitant under the RRSP or RRIF or the subscriber of the RESP, as the case may be, deals at arm’s length with the Bank for purposes of the Tax Act, and does not have a “significant interest” (as defined in the Tax Act) in the Bank. In addition, the Common Shares will not be a prohibited investment for trusts governed by a TFSA, RRSP, RRIF, RDSP, FHSA or RESP if the Common Shares are “excluded property” (as defined in the Tax Act) for such trusts. Holders of the Common Shares should consult their own tax advisors with respect to whether the Common Shares would be “prohibited investments” or would be “excluded property” in their particular circumstances.

Statutory Rights of Withdrawal and Rescission

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after the later of (a) the date that the issuer (i) filed the prospectus or any amendment on SEDAR+ and a receipt is issued and posted for the document, and (ii) issued and filed a news release on SEDAR+ announcing that the document is accessible through SEDAR+, and (b) the date that the purchaser or subscriber has entered into an agreement to purchase the securities or a contract to purchase, or a subscription for, the securities. In several of the provinces and territories, securities legislation further provides the purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus or a prospectus supplement relating to the securities purchased by a purchaser and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. A purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor.

Where You Can Find More Information

The Bank files certain reports with, and furnishes other information to, each of the SEC and certain securities regulatory authorities of Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the provincial and territorial securities regulatory authorities of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Bank is exempt from the rules under the Exchange Act, prescribing the furnishing and content of proxy statements, and the Bank’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. The Bank’s reports and other information filed or furnished with or to the SEC are available, from EDGAR at www.sec.gov, as well as from commercial document retrieval services. The Bank’s Canadian filings are available on SEDAR+ at www.sedarplus.ca.

The Bank has filed with the SEC under the Securities Act, the Registration Statement relating to the securities being offered hereunder, of which this Prospectus Supplement forms a part. This Prospectus Supplement does not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus Supplement but contained in the Registration Statement will be available on the SEC’s website at www.sec.gov.

Appendix A
Selected Historical Financial Information

	Year Ended October 31,
End of Period Date	2019		2020		2021		2022		2023		2024

Spot CAD to US Exchange Rate	0.7599	x	0.7509	x	0.8075	x	0.7327	x	0.7209	x	0.7186	x
Weighted Daily Average CAD to US Exchange Rate	0.7582	x	0.7567	x	0.8041	x	0.7300	x	0.7290	x	0.7270	x
BALANCE SHEET (US$ in thousands)
Total Assets	1,356,711		1,459,663		1,950,182		2,392,997		3,028,941		3,476,935
Total Loans	1,213,110		1,244,005		1,699,386		2,194,130		2,777,568		3,046,446
Total Loan Loss Reserve	1,610		1,333		1,173		1,395		1,812		2,374
Total Intangibles	—		—		7,586		6,550		6,160		17,502
Total Deposits	1,063,776		1,177,088		1,496,462		1,947,180		2,547,204		2,978,362
Total Equity	182,500		191,696		268,176		256,940		271,893		286,867
Total Common Equity	160,207		169,667		257,156		246,940		262,055		286,867
INCOME STATEMENT (US$ in thousands)
Interest Income	66,953		65,147		71,957		92,576		167,184		207,500
Interest Expense	26,088		24,191		23,585		36,610		94,247		132,869
Total Noninterest Income	17		45		4,181		4,180		6,258		6,527
Total Revenue	40,881		41,002		52,554		60,146		79,195		81,157
Loan Loss Provisions	(226)		(260)		(352)		329		444		(195)
Total Noninterest Expense	20,013		21,019		28,148		36,057		36,728		41,518
Net Income	15,313		14,684		17,996		16,540		30,736		28,897
PROFITABILITY (%)
ROAA	1.00		0.92		0.95		0.76		1.10		0.86
ROATCE	8.9		7.9		8.8		6.9		12.3		10.6
Net Interest Margin	3.00		2.90		2.76		2.70		2.68		2.27
Adjusted Efficiency Ratio - Digital Banking	49.0		51.3		51.7		55.3		42.7		43.9
Net Interest Income / Operating Revenue	100.0		99.9		92.0		93.1		92.1		92.0
BALANCE SHEET RATIOS/ CAPITAL (%)
Loans/ Deposits	114.0		105.7		113.6		112.7		109.0		102.3
Securities/ Assets	0.6		0.0		0.0		4.4		4.1		6.2
TCE Ratio	11.8		11.6		12.8		10.1		8.5		7.8
Tier 1 Common Capital Ratio	13.2		13.9		15.2		12.0		11.3		11.2
Tier 1 Ratio	15.1		15.7		15.9		12.5		11.8		11.2
Total Risk-Based Capital Ratio	15.4		16.2		20.8		16.5		15.4		14.5
PER SHARE INFORMATION (US$)
Common Shares Outstanding (Shares)	21,123,559		21,123,559		27,441,082		27,245,782		25,964,424		26,002,577
Average Diluted Shares (Shares)	21,123,559		21,123,559		21,752,930		27,425,479		26,273,739		25,965,724
Tangible Book Value per Share	7.58		8.03		9.09		8.82		9.86		10.36
Adjusted (Core) EPS	0.65		0.62		0.77		0.58		1.14		1.23	(2)

(2)	2024 EPS is adjusted for $3.9 million or $0.15 per share one-time costs, associated with the acquisition of Stearns Bank Holdingford, incentive awards related to the specific performance-based milestones, adjustments related to write down of fixed assets, and a deferred tax adjustment.

A-1

Appendix B
Reconcilications of Non-IFRS Measures

(US$ in thousands, except for per share data unless specified)	Year Ended October 31,
End of Period Date	2019		2020		2021		2022		2023		2024
Spot CAD-to-US Exchange Rate	0.7599	x	0.7509	x	0.8075	x	0.7327	x	0.7209	x	0.7186	x
Average CAD-to-US Exchange Rate	0.7582	x	0.7567	x	0.8041	x	0.7300	x	0.7290	x	0.7270	x

Net Interest Margin
Net Interest Income	40,865		40,956		48,372		55,966		72,937		74,630
Average Total Assets	1,362,679		1,410,968		1,752,525		2,073,596		2,721,943		3,286,074
Annualized Net Interest Income as a % of Avg. Total assets	3.00%		2.90%		2.76%		2.70%		2.68%		2.27%

LLR / Total Gross Loans
Loan Loss Reserve	1,610		1,333		1,173		1,395		1,812		2,374
Total Gross Loans	1,213,110		1,244,005		1,699,386		2,194,130		2,777,568		3,046,446
Loan Loss Reserves as a Percentage of Total Gross Loans	0.13%		0.11%		0.07%		0.06%		0.07%		0.08%

Net Interest Income / Operating Revenue
Net Interest Income	40,865		40,956		48,372		55,966		72,937		74,630
Operating Revenue	40,881		41,002		52,554		60,146		79,195		81,157
Net Interest Income / Operating Revenue	100.0%		99.9%		92.0%		93.1%		92.1%		92.0%

Return on Average Tangible Common Equity
Total Net Income	15,313		14,684		17,996		16,540		30,736		28,897
Less: Preferred Share Dividends	(1,669)		(1,641)		(1,269)		(721)		(720)		(718)
Adjusted Net Income	13,644		13,043		16,727		15,819		30,016		28,179
Average Total Equity	175,721		187,640		211,600		249,369		261,830		282,207
Less: Average Total Intangibles	—		—		(6,708)		(8,726)		(7,770)		(11,959)
Less: Average Preferred Equity	(22,243)		(22,199)		(15,705)		(9,962)		(9,949)		(4,691)
Adjusted Average Tangible Common Equity	153,478		165,440		189,187		230,680		244,112		265,287
Annualized Adjusted Return as a % of Adjusted Average Tangible Common Equity	8.9%		7.9%		8.8%		6.9%		12.3%		10.6%

Return on Average Total Assets
Total Net Income	15,313		14,684		17,996		16,540		30,736		28,897
Less: Preferred Share Dividends	(1,669)		(1,641)		(1,269)		(721)		(720)		(718)
Adjusted Net Income	13,644		13,043		16,727		15,819		30,016		28,179
Average Total Assets	1,362,679		1,410,968		1,752,525		2,073,596		2,721,943		3,286,074
Annualized Adjusted Return on Average Total Assets	1.00%		0.92%		0.95%		0.76%		1.10%		0.86%

(US$ in thousands, except for per share data unless specified)	Year Ended October 31,
End of-Period Date	2019		2020		2021		2022		2023		2024
Spot CAD-to-US Exchange Rate	0.7599	x	0.7509	x	0.8075	x	0.7327	x	0.7209	x	0.7186	x
Average CAD-to-US Exchange Rate	0.7582	x	0.7567	x	0.8041	x	0.7300	x	0.7290	x	0.7270	x

Return on Average Equity
Total Net Income	15,313		14,684		17,996		16,540		30,736		28,897
Less: Preferred Share Dividends	(1,669)		(1,641)		(1,269)		(721)		(720)		(718)
Adjusted Net Income	13,644		13,043		16,727		15,819		30,016		28,179
Average Total Equity	175,721		187,640		211,600		249,369		261,830		282,207
Less: Average Preferred Equity	(22,243)		(22,199)		(15,705)		(9,962)		(9,949)		(4,961)
Adjusted Average Common Equity	153,478		165,440		195,895		239,406		251,882		277,247
Annualized Adjusted Return as a % of Adjusted Average Equity	8.9%		7.9%		8.5%		6.6%		11.9%		10.2%

Adjusted Efficiency Ratio – Digital Banking
Digital Banking Non-interest Expense	20,013		21,019		24,964		30,946		31,335		35,656
Less: Pre-Tax One-time Acquisition Expense, Incentive Awards and Fixed Assets Write-down	—		—		—		—		—		(2,690)
Digital Banking Total Revenue	40,881		41,002		48,324		56,004		73,331		75,138
Adjusted Digital Non-interest Expense as a % of Total Revenue	49.0%		51.3%		51.7%		55.3%		42.7%		43.9%

Tangible Book Value and Tangible Book Value per Share
Total Equity	182,500		191,696		268,176		256,940		271,893		286,867
Less: Intangibles	—		—		(7,586)		(6,550)		(6,160)		(17,502)
Less: Preferred Equity	(22,293)		(22,029)		(11,020)		(9,999)		(9,838)		—
Total Tangible Book Value	160,207		169,667		249,569		240,391		255,895		269,366
Common Shares Outstanding	21,123,559		21,123,559		27,441,082		27,245,782		25,964,424		26,002,577
Tangible Book Value Per Share	$7.58		$8.03		$9.09		$8.82		$9.86		$10.36

Adjusted Earnings Per Share
Earnings Per Share	$0.65		$0.62		$0.77		$0.58		$1.14		$1.09
Less: After-Tax One-time Acquisition Expense, Incentive Awards, Fixed Assets Write-down and Deferred Tax Adjustment per Share	—		—		—		—		—		0.15
Adjusted Earnings Per Share	$0.65		$0.62		$0.77		$0.58		$1.14		$1.23

(US$ in thousands, except for per share data unless specified)	Year Ended October 31,
End of Period Date	2019		2020		2021		2022		2023		2024
Spot CAD-to-US Exchange Rate	0.7599	x	0.7509	x	0.8075	x	0.7327	x	0.7209	x	0.7186	x
Average CAD-to-US Exchange Rate	0.7582	x	0.7567	x	0.8041	x	0.7300	x	0.7290	x	0.7270	x

Total Risk-Weighted Assets
Total Risk-Weighted Assets (CAD)	1,501,435		1,580,939		2,013,544		2,714,902		3,095,092		3,323,595
Spot Exchange Ratio	0.759900	x	0.750900	x	0.807500	x	0.732700	x	0.720900	x	0.718600	x
Total Risk-Weighted Assets (USD)	1,140,940		1,187,127		1,625,937		1,989,209		2,231,252		2,388,335

Tangible Common Equity Ratio
Total Assets	1,356,711		1,459,663		1,950,182		2,392,997		3,028,941		3,476,935
Total Intangibles	—		—		(7,586)		(6,550)		(6,160)		(17,502)
Total Tangible Assets	1,356,711		1,459,663		1,942,595		2,386,447		3,022,781		3,459,433
Total Common Equity	160,207		169,667		257,156		246,940		262,055		286,867
Less: Intangibles	—		—		(7,586)		(6,550)		(6,160)		(17,502)
Total Tangible Common Equity	160,207		169,667		249,569		240,391		255,895		269,366
Total Tangible Common Equity Ratio	11.8%		11.6%		12.8%		10.1%		8.5%		7.8%

Tier 1 Common Capital Ratio
Tier 1 Common Capital (CAD)	197,545		219,359		305,708		325,657		350,812		373,503
Spot Exchange Ratio	0.759900	x	0.750900	x	0.807500	x	0.732700	x	0.720900	x	0.718600	x
Tier 1 Common Capital (USD)	150,114		164,717		246,859		238,609		252,900		268,399
Tier 1 Common Capital Ratio	13.2%		13.9%		15.2%		12.0%		11.3%		11.2%

Tier 1 Capital Ratio
Tier 1 Capital (CAD)	226,882		248,696		319,355		339,304		364,459		373,503
Spot Exchange Ratio	0.759900	x	0.750900	x	0.807500	x	0.732700	x	0.720900	x	0.718600	x
Tier 1 Capital (USD)	172,408		186,746		257,879		248,608		262,738		268,399
Tier 1 Capital Ratio	15.1%		15.7%		15.9%		12.5%		11.8%		11.2%

Total Risk-Based Capital Ratio
Total Risk-Based Capital (CAD)	231,882		255,471		418,718		448,575		476,005		481,176
Spot Exchange Ratio	0.759900	x	0.750900	x	0.807500	x	0.732700	x	0.720900	x	0.718600	x
Total Risk-Based Capital (USD)	176,207		191,833		338,115		328,671		343,152		345,773
Total Risk-Based Capital Ratio	15.4%		16.2%		20.8%		16.5%		15.4%		14.5%

This short form prospectus is a base shelf prospectus. This short form prospectus has been filed under legislation in each of the provinces and territories of Canada, except Quebec, that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of those securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, VersaBank, Suite 2002, 140 Fullarton Street, London, Ontario N6A 5P2, telephone: (519) 675-4201 and are also available electronically at www.sedarplus.ca.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and Secondary Offering	November 22, 2024

VERSABANK

US$200,000,000

Debt Securities (unsubordinated indebtedness)

Debt Securities (subordinated indebtedness)

Common Shares

Preferred Shares

Subscription Receipts

Warrants

VersaBank (the “Bank”) may from time to time offer and issue the following securities: (i) unsecured unsubordinated debt securities (the “Senior Debt Securities”); (ii) unsecured subordinated debt securities (the “Subordinated Debt Securities”); (iii) common shares (“Common Shares”); (iv) preferred shares in series (collectively, the “Preferred Shares”); (v) subscription receipts (“Subscription Receipts”); and (vi) warrants (“Warrants”), or any combination thereof. The Senior Debt Securities, Subordinated Debt Securities, Common Shares, Preferred Shares, Subscription Receipts and Warrants (collectively, the “Securities”) offered hereby may be offered separately or together, in amounts, at prices and on terms to be set forth in an accompanying prospectus supplement (a “Prospectus Supplement”).

All information as to a particular offering that is not included in this short form base shelf prospectus (the “Prospectus”) will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. The Bank may sell up to US$200,000,000 in aggregate initial offering price of Securities (or the U.S. dollar equivalent thereof at the time of issuance if any of the Securities are denominated in a foreign currency or currency unit) during the 25-month period that this Prospectus, including any amendments hereto, remains effective. One or more securityholders of the Bank may also offer and sell Securities under this Prospectus. See “The Selling Securityholders”.

An investment in Securities involves significant risks that should be carefully considered by prospective investors before purchasing Securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein, including the applicable Prospectus Supplement, should be carefully reviewed and considered by prospective investors in connection with any investment in Securities. See “Risk Factors”.

The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Senior Debt Securities or Subordinated Debt Securities (collectively, the “Debt Securities”), the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, maturity, interest provisions, authorized denominations, offering price, any terms for redemption at the option of the Bank or the holder, any exchange or conversion terms and any other specific terms; (ii) in the case of Common Shares, the currency or currency unit for which the Common Shares may be purchased, the number of Common Shares offered and the offering price; (iii) in the case of Preferred Shares, the designation of the particular class, series, aggregate principal amount, the currency or currency unit for which the Preferred Shares may be purchased, the number of Preferred Shares offered, the offering price, the dividend rate, the dividend payment dates, any terms for redemption at the option of the Bank or the holder, any exchange or conversion terms and any other specific terms; (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the procedures for the exchange of the Subscription Receipts for Debt Securities, Preferred Shares or Common Shares, as the case may be, and any other specific terms; and (v) in the case of Warrants, the designation, number and terms of the Debt Securities, Preferred Shares or Common Shares purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms.

The outstanding Common Shares of the Bank are listed on the Toronto Stock Exchange (the “TSX”) and The Nasdaq Global Select Market (the “Nasdaq”). Unless otherwise specified in the applicable Prospectus Supplement, Securities other than Common Shares will not be listed on any securities exchange. There is currently no market through which such Securities other than Common Shares may be sold, and purchasers may not be able to resell any such Securities purchased under this Prospectus and the applicable Prospectus Supplement relating to such Securities. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

The Securities may be sold through underwriters or dealers, by the Bank directly pursuant to applicable statutory exemptions or through agents designated by the Bank from time to time in amounts and at prices and other terms determined by the Bank or any selling securityholders. See “Plan of Distribution”. Each Prospectus Supplement will identify each underwriter, dealer, agent or selling securityholder engaged in connection with the offering and sale of those Securities, and will also set forth the terms of the offering of such Securities including the net proceeds to the Bank and, to the extent applicable, any fees payable to the underwriters, dealers or agents. The offerings are subject to approval of certain legal matters on behalf of the Bank.

The Senior Debt Securities will be direct unsecured unsubordinated obligations that rank equally and rateably with all of the Bank’s other unsecured and unsubordinated debt, including deposit liabilities, other than certain governmental claims in accordance with applicable law.

The Subordinated Debt Securities will be direct unsecured obligations of the Bank constituting subordinated indebtedness for purposes of the Bank Act (Canada) (the “Bank Act”) that rank equally and rateably with, or junior to, other subordinated indebtedness of the Bank from time to time outstanding (other than subordinated indebtedness that has been further subordinated in accordance with its terms).

The Debt Securities will not constitute deposits that are insured under the Canada Deposit Insurance Corporation Act (Canada).

All dollar amounts in this Prospectus are expressed in U.S. dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information.”

The Securities have not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission or any U.S. regulatory authority, nor have these authorities passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The Bank is permitted, under a multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of Securities may have tax consequences both in the United States and in Canada. This Prospectus does not, and any applicable Prospectus Supplement may not fully, describe these tax consequences. Prospective investors should read the tax discussion in any applicable Prospectus Supplement, but note that such discussion may be only a general summary that does not cover all tax matters that may be of importance to a prospective investor. Each prospective investor is urged to consult its own tax advisors about the tax consequences relating to the purchase, ownership and disposition of the Securities in light of the investor’s own circumstances.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Bank is a Canadian Schedule I chartered bank governed by the Bank Act, that most of its directors and officers reside principally in Canada, that some or all of the experts named in this Prospectus may be residents of a foreign country, and that all or a substantial portion of the assets of the Bank and said persons may be located outside the United States. See “Enforcement of Civil Liabilities”.

Effective January 1, 2013 in accordance with capital adequacy requirements adopted by the Office of the Superintendent of Financial Institutions Canada (the “Superintendent”), non-common capital instruments issued after January 1, 2013, including Preferred Shares and Subordinated Debt Securities, must include terms providing for the full and permanent conversion of such securities into Common Shares upon the occurrence of certain trigger events relating to financial viability (the “Non-Viability Contingent Capital Provisions”) in order to qualify as regulatory capital. The specific terms of any Non-Viability Contingent Capital Provisions of any such Securities will be described in the Prospectus Supplement applicable to any such issuance.

The head and registered office of the Bank is Suite 2002, 140 Fullarton Street, London, Ontario N6A 5P2.

About This Prospectus

The Bank has not authorized any person to provide readers with any information or to make any representations different from those contained in this Prospectus (or incorporated by reference herein). The Bank takes no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus. The Securities are not being offered in any jurisdiction where the offer or sale is not permitted.

Readers should not assume that the information contained or incorporated by reference in this Prospectus is accurate as of any date other than the date of this Prospectus or the respective dates of the documents incorporated by reference herein, unless otherwise noted herein or as required by law. The business, financial condition, results of operations and prospects of the Bank may have changed since those dates.

This Prospectus shall not be used by anyone for any purpose other than in connection with an offering of Securities as described in one or more Prospectus Supplements. We do not undertake to update the information contained or incorporated by reference herein, except as required by applicable securities laws. Information contained on, or otherwise accessed through, our website shall not be deemed to be a part of this Prospectus or any document incorporated by reference herein, and such information is not incorporated by reference herein.

Cautionary Note Regarding Forward-Looking Statements

This Prospectus, including the documents that are incorporated by reference in this Prospectus, contains forward-looking statements within the meaning of certain securities laws. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements and information concerning: future growth and potential achievements of the Bank; statements relating to the business, future activities of, and developments related to the Bank; the payment of dividends on Common Shares and Preferred Shares; and other events or conditions that may occur in the future. Forward-looking statements are typically (but not always) identified by the words “expects”, “is expected”, “anticipates”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes”, “aims”, “endeavours”, “projects”, “continue”, “predicts”, “potential”, “intends”, or the negative of these terms or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “should” be taken, occur or be achieved.

By their nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties that may be general or specific, including without limitation with respect to the strength of the Canadian and U.S. economies in general and the strength of the local economies within Canada and the U.S. in which the Bank conducts operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the U.S. Federal Reserve; global commodity prices; the effects of competition in the markets in which the Bank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts on global supply chains and markets; the impact of outbreaks of disease or illness that affect local, national or international economies; the possible effects on our business of terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and the Bank’s anticipation of and success in managing the risks implicated by the foregoing. The foregoing list of important factors is not exhaustive.

A variety of factors, many of which are beyond the Bank’s control, affect the operations, performance and results of the Bank, and could cause actual results to differ materially from the expectations expressed in any of the Bank’s forward-looking statements. These factors include, without limitation: general business, economic, competitive, political, regulatory and social uncertainties; risks related to factors beyond the control of the Bank; risks related to the business of the Bank; risks related to political developments and policy shifts; risks related to amendments to laws; or risks related to the market value of the Bank’s securities.

This list is not exhaustive of the factors that may affect any of the Bank’s forward-looking statements. Additional information about these factors can be found in the “Risk Factors” section of the Annual Information Form (as defined below) and under “Enterprise Risk Management” and “Factors that May Affect Future Results” in the Annual MD&A (as defined below). These and other factors should be considered carefully and readers should not place undue reliance on the Bank’s forward-looking statements. Any forward-looking statements contained in this Prospectus represent the views of management only as of the date hereof. The Bank does not undertake to update any forward-looking statement that is contained in this Prospectus or the documents incorporated by reference in this Prospectus except as required by law.

Currency Presentation and Exchange Rate Information

All dollar amounts in this Prospectus are in United States dollars, unless otherwise indicated. References to “$” and “US$” are to U.S. dollars and references to “C$” are to Canadian dollars.

The following table sets forth, for the periods indicated, the high, low, average and end of period daily average exchange rates for one U.S. dollar, expressed in Canadian dollars, published by the Bank of Canada during the respective periods.

	Fiscal Quarter Ended July 31,	Year Ended October 31,
	2024	2023	2022	2021
Highest rate during the period	1.3852	1.3871	1.3856	1.3318
Lowest rate during the period	1.3613	1.3128	1.2368	1.2040
Average for the period	1.3696	1.3487	1.2874	1.2579
Period end	1.3809	1.3871	1.3649	1.2384

On November 21, 2024, the Bank of Canada daily average rate of exchange was US$1.00 = C$1.3960 or C$1.00 = US$0.7163.

Documents Incorporated by Reference

The following documents, filed with the various securities commissions or similar authorities in Canada or with the SEC in the United States, are incorporated by reference into, and form an integral part of, this Prospectus:

•	the Bank’s Annual Information Form dated December 13, 2023, for the year ended October 31, 2023 (the “Annual Information Form”);

•	the Bank’s comparative audited consolidated financial statements as at and for the years ended October 31, 2023 and 2022, together with the reports of independent registered public accounting firms thereon, dated December 12, 2023 and December 6, 2022, filed as an exhibit to the Form 40-F filed with the SEC in the United States on December 13, 2023;

•	the Bank’s Management’s Discussion and Analysis for the year ended October 31, 2023 (the “Annual MD&A”);

•	the Bank’s comparative unaudited consolidated financial statements as at and for the three- and nine-month periods ended July 31, 2024;

•	the Bank’s Management’s Discussion and Analysis for the three- and nine-month periods ended July 31, 2024 (the “Interim MD&A”);

•	the Bank’s Management Proxy Circular regarding the Bank’s annual and special meeting of shareholders held on April 17, 2024; and

•	the Bank’s material change report dated October 31, 2024, in respect of the redemption of its Series 1 Preferred Shares.

Any document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements (in each case, including exhibits containing updated earnings coverage information and excluding any independent auditor’s report thereon prepared in accordance with Canadian auditing standards), management’s discussion and analysis and information circulars of the Bank, filed by the Bank with securities commissions or similar authorities in Canada, after the date of this Prospectus and prior to the completion or withdrawal of any offering under this Prospectus, shall be deemed to be incorporated by reference into this Prospectus. In addition, all documents filed on Form 6-K or Form 40-F by the Bank with the SEC on or after the date of this Prospectus shall be deemed to be incorporated by reference into the registration statement on Form F-10 (the “Registration Statement”) of which this Prospectus forms a part, if and to the extent, in the case of any Report on Form 6-K, expressly provided in such document.

The documents incorporated or deemed to be incorporated by reference herein contain meaningful and material information relating to the Bank, and readers should review all information contained in this Prospectus, the applicable Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference herein and therein.

Updated earnings coverage ratios, as required, will be filed quarterly with the applicable securities commissions or similar authorities in Canada, which updates will be deemed to be incorporated by reference into this Prospectus. Where the Bank updates its disclosure of earnings coverage ratios by Prospectus Supplement, the Prospectus Supplement filed with the applicable securities commissions or similar authorities that contains the most recent updated disclosure of earnings coverage ratios will be delivered to all subsequent purchasers of Securities together with this Prospectus.

A Prospectus Supplement containing the specific terms in respect of any Securities will be delivered, together with this Prospectus, to purchasers of such Securities and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement, but only for the purpose of the distribution of the Securities to which such Prospectus Supplement pertains.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

When a new annual information form, annual financial statements and related management’s discussion and analysis are filed by the Bank and, where required, accepted by the applicable securities regulatory authorities during the term of this Prospectus, the previous annual information form, the previous annual financial statements and related management’s discussion and analysis, all interim financial statements and related management’s discussion and analysis, material change reports, information circulars and business acquisitions reports filed by the Bank prior to the commencement of the Bank's financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

References to our website in any documents that are incorporated by reference into this Prospectus do not incorporate by reference the information on such website into this Prospectus, and we disclaim any such incorporation by reference.

Copies of the documents incorporated by reference in this Prospectus may be obtained on request without charge from the Corporate Secretary, VersaBank, Suite 2002, 140 Fullarton Street, London, Ontario N6A 5P2, telephone: (519) 675-4201, and are also available electronically on the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca and on the Electronic Data Gathering, Analysis, and Retrieval System (“EDGAR”) at www.sec.gov.

ENFORCEMENT OF CIVIL LIABILITIES

The Bank is a Canadian Schedule I chartered bank governed by the Bank Act. Most of the Bank’s directors and officers reside principally in Canada, and the majority of the Bank’s assets and all or a substantial portion of the assets of these persons is located outside the United States. The Bank has appointed an agent for service of process in the United States; however, it may nevertheless be difficult for investors who reside in the United States to effect service of process in the United States upon the Bank or any such persons, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Bank or any such persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.

The Bank filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Bank appointed Cogency Global Inc. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving the Bank in a United States court arising out of or related to or concerning the offering of securities under this Prospectus.

WHERE YOU CAN FIND MORE INFORMATION

The Bank files certain reports with, and furnishes other information to, each of the SEC and certain securities regulatory authorities of Canada. Under MJDS adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the provincial and territorial securities regulatory authorities of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Bank is exempt from the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prescribing the furnishing and content of proxy statements, and the Bank’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. The Bank’s reports and other information filed or furnished with or to the SEC are available, from EDGAR at www.sec.gov, as well as from commercial document retrieval services. The Bank’s Canadian filings are available on SEDAR+ at www.sedarplus.ca.

The Bank has filed with the SEC under the Securities Act of 1933, as amended (the “Securities Act”), the Registration Statement relating to the Securities being offered hereunder, of which this Prospectus forms a part. This Prospectus does not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus but contained in the Registration Statement will be available on the SEC’s website at www.sec.gov.

VERSABANK

VersaBank is a Canadian Schedule I chartered bank governed by the Bank Act. VersaBank became one of the world’s first fully digital financial institutions when it adopted its highly efficient business-to-business model using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries and others that allow them to excel in their core businesses. In August 2024, VersaBank acquired Stearns Bank Holdingford N.A., which was subsequently renamed VersaBank USA National Association, and launched its Receivable Purchase Program (RPP) funding solution for point-of-sale finance companies in the U.S. market. VersaBank also owns Washington, DC-based DRT Cyber Inc., which provides cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities.

Additional information with respect to the Bank’s business is included in the Annual Information Form, the Annual MD&A, and the Interim MD&A, all of which are incorporated by reference into this Prospectus.

THE SELLING SECURITYHOLDERS

Securities may be sold under this Prospectus by way of one or more secondary offerings by or for the account of certain of the Bank’s selling securityholders. The Prospectus Supplement that the Bank will file in connection with any offering of Securities by selling securityholders will include the following information:

•	the names of the selling securityholders;

•	the number or amount of Securities owned, controlled or directed by each selling securityholder;

•	the number or amount of Securities being distributed for the account of each selling securityholder;

•	the number or amount of Securities to be owned by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of the Bank’s outstanding Securities;

•	whether the Securities are owned by the selling securityholders both of record and beneficially, of record only, or beneficially only; and

•	all other information that is required to be included in the applicable Prospectus Supplement.

DESCRIPTION OF DEBT SECURITIES

The following describes certain general terms and provisions of the Debt Securities. The particular terms and provisions of Debt Securities offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in such Prospectus Supplement. Since the terms of a series of Debt Securities may differ from the general information provided in this Prospectus, in all cases an investor should rely on the information in the applicable Prospectus Supplement where it differs from information in this Prospectus.

The Senior Debt Securities will be direct unsubordinated obligations of the Bank that rank equally and rateably with all other unsecured and unsubordinated debt, including deposit liabilities, of the Bank other than certain governmental claims in accordance with applicable law.

The Subordinated Debt Securities will be direct unsecured obligations of the Bank, constituting subordinated indebtedness for the purposes of the Bank Act, that rank equally and rateably with, or junior to, other subordinated indebtedness of the Bank from time to time outstanding (other than subordinated indebtedness that has been further subordinated in accordance with its terms). In the event of the insolvency or winding-up of the Bank, the subordinated indebtedness of the Bank (including any Subordinated Debt Securities issued hereunder if a trigger event has not occurred as contemplated under the specific Non-Viability Contingent Capital Provisions) will be subordinate in right of payment to the prior payment in full of the deposit liabilities of the Bank and all other liabilities of the Bank, including the Senior Debt Securities, except those which by their terms rank equally in right of payment with, or are subordinate to, such subordinated indebtedness. Upon the occurrence of a trigger event under the Non-Viability Contingent Capital Provisions, the subordination provisions of the Subordinated Debt Securities will not be relevant since all Subordinated Debt Securities will be converted into Common Shares which will rank on a parity with all other Common Shares.

Subject to regulatory capital requirements applicable to the Bank, there is no limit on the amount of Senior Debt Securities or Subordinated Debt Securities that the Bank may issue.

If the Bank becomes insolvent, the Bank Act provides that priorities among payments of its deposit liabilities and payments of all of its other liabilities (including payments in respect of Senior Debt Securities and Subordinated Debt Securities) are to be determined in accordance with the laws governing priorities and, where applicable, by the terms of the indebtedness and liabilities. Because the Bank has subsidiaries, its right to participate in any distribution of the assets of its banking or non-banking subsidiaries, upon a subsidiary’s dissolution, winding-up liquidation or reorganization or otherwise, and thus an investor’s ability to benefit indirectly from such distribution, is subject to the prior claims of creditors of that subsidiary, except to the extent that the Bank may be a creditor of that subsidiary and its claims are recognized. There are legal limitations on the extent to which some of the Bank’s subsidiaries may extend credit, pay dividends or otherwise supply funds to, or engage in transactions with, the Bank or some of its other subsidiaries.

The Debt Securities will not constitute deposits that are insured under the Canada Deposit Insurance Corporation Act (Canada).

The specific terms of Debt Securities that the Bank issues under this Prospectus will be described in one or more Prospectus Supplements and may include, where applicable: the specific designation, aggregate principal amount, the currency or the currency unit for which such securities may be purchased, maturity, interest provisions, authorized denominations, offering price, any terms for redemption at the Bank’s option or the holder’s option, any exchange or conversion terms and any other specific terms. For greater certainty, any convertible or exchangeable Debt Securities qualified by this Prospectus may only be convertible into or exercisable for securities of the Bank.

In addition, this Prospectus qualifies the issuance of Senior Debt Securities in respect of which the payment of principal and/or interest may be determined or linked, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, a currency, consumer price or mortgage index, or the price or value of one or more commodities, indices, securities, financial ratios or other items, or other model or formula, or any combination or basket of the foregoing items. The specifics of any such provisions will be described in applicable Prospectus Supplements. In compliance with applicable Canadian securities laws, the Bank will file an undertaking with the applicable securities commissions or similar authorities in Canada that the Bank will not distribute, among other things, any Debt Securities that are considered novel specified derivatives or asset-backed securities (as such terms are defined under applicable Canadian securities laws) at the time of distribution without preclearing with such securities commissions or similar authorities the disclosure contained in the prospectus supplement(s) pertaining to such Debt Securities in accordance with applicable Canadian securities laws.

Debt Securities may be issued up to the aggregate principal amount which may be authorized from time to time by the Bank. The Bank may issue Debt Securities under one or more trust indentures (in each case between the Bank and a trustee determined by the Bank in accordance with applicable laws) or pursuant to an issue and paying agency agreement (between the Bank and an agent, which agent may be an affiliate of or otherwise non-arm’s length to the Bank). Any series of Debt Securities may also be created and issued without a trust indenture or an issue and paying agency agreement. The Bank may also appoint a calculation agent in connection with any Debt Securities issued under this Prospectus, which agent may be an affiliate of, or otherwise non-arm’s length to, the Bank. The Bank makes reference to the applicable Prospectus Supplement which will accompany this Prospectus for the terms and other information with respect to the offering of Debt Securities being offered thereby.

Debt Securities may, at the option of the Bank as set out in a Prospectus Supplement, be issued in fully registered form, in bearer form or in “book-entry only” form. Debt Securities in registered form will be exchangeable for other Debt Securities of the same series and tenor, registered in the same name, for the same aggregate principal amount in authorized denominations. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto.

DESCRIPTION OF COMMON SHARES

The Bank’s authorized common share capital consists of an unlimited number of Common Shares, without nominal or par value, of which 26,002,577 were outstanding as at November 21, 2024.

Holders of Common Shares are entitled to vote at all meetings of shareholders, except for meetings at which only holders of another specified class or series of shares of the Bank are entitled to vote separately as a class or series. Holders of Common Shares are entitled to receive dividends as and when declared by the Board, subject to the preference of the Preferred Shares.

In the event of the dissolution, liquidation or winding-up of the Bank, subject to the prior rights of the holders of Preferred Shares, and after payment of all outstanding debts, the holders of Common Shares will be entitled to receive the remaining property and assets of the Bank.

The outstanding Common Shares are listed on the TSX and the Nasdaq under the symbol “VBNK”.

DESCRIPTION OF PREFERRED SHARES

The Bank’s authorized Preferred Share capital consists of an unlimited number of non-voting, preferred shares without par value.

The Board has authorized the issuance of an unlimited number of Series 1 Preferred Shares (“Series 1 Preferred Shares”), an unlimited number of non-cumulative floating rate Series 2 Preferred Shares (“Series 2 Preferred Shares”), an unlimited number of Series 3 Preferred Shares (“Series 3 Preferred Shares”), and an unlimited number of non-cumulative floating rate Series 4 Preferred Shares (“Series 4 Preferred Shares”).

As of November 21, 2024, no Series 2 Preferred Shares or Series 4 Preferred Shares have been issued. The Bank redeemed the Series 1 Preferred Shares on October 31, 2024, and there were nil Series 1 Preferred Shares outstanding as at November 21, 2024. The Bank redeemed the Series 3 Preferred Shares on April 30, 2021, and there were nil Series 3 Preferred Shares outstanding as at November 21, 2024.

The following describes certain general terms and provisions of the Preferred Shares. The particular terms and provisions of a series of Preferred Shares offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in such Prospectus Supplement.

Priority

Each series of Preferred Shares (including any Preferred Shares issued hereunder if a trigger event has not occurred as contemplated under the specific Non-Viability Contingent Capital Provisions) ranks on a parity basis with every other series of Preferred Shares with respect to dividends and return of capital. The Preferred Shares are entitled to a preference over the Common Shares, and any other shares ranking junior to the Preferred Shares, with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Bank.

The Preferred Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the Preferred Shares as a class over the Common Shares and any other shares ranking junior to the Preferred Shares as may be determined by the Board in the case of such series of Preferred Shares.

Upon the occurrence of a trigger event under the Non-Viability Contingent Capital Provisions, the priority of the Preferred Shares will not be relevant since all Preferred Shares will be converted into Common Shares which will rank on a parity with all other Common Shares.

Restrictions on Creation of Additional Preferred Shares

Preferred Shares may be issued, at any time or from time to time, in one or more series with such rights, privileges, restrictions and conditions as the Board may determine, subject to the Bank Act, the Bank’s by-laws and any required regulatory approval.

Voting Rights

Except with respect to amendments to the rights, privileges, restrictions or conditions of the Preferred Shares, as required by law or as specified in the rights, privileges, restrictions and conditions attached from time to time to any series of Preferred Shares, the holders of the Preferred Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Bank.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The following sets forth certain general terms and provisions of the Subscription Receipts. The Bank may issue Subscription Receipts that may be exchanged by the holders thereof for Debt Securities, Preferred Shares or Common Shares upon the satisfaction of certain conditions. The particular terms and provisions of the Subscription Receipts offered pursuant to an accompanying Prospectus Supplement, and the extent to which the general terms described below apply to those Subscription Receipts, will be described in such Prospectus Supplement.

Subscription Receipts may be offered separately or together with Debt Securities, Preferred Shares or Common Shares, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement. Under the subscription receipt agreement, a purchaser of Subscription Receipts will have a contractual right of rescission following the issuance of Debt Securities, Preferred Shares or Common Shares, as the case may be, to such purchaser, entitling the purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Debt Securities, Preferred Shares or Common Shares, as the case may be, if this Prospectus, the relevant Prospectus Supplement, and any amendment thereto, contains a misrepresentation, provided such remedy for rescission is exercised within 180 days of the date the Subscription Receipts are issued.

Any Prospectus Supplement for Subscription Receipts supplementing this Prospectus will contain the terms and conditions and other information with respect to the Subscription Receipts being offered thereby, including:

(i)	the number of Subscription Receipts;

(ii)	the price at which the Subscription Receipts will be offered and whether the price is payable in installments;

(iii)	any conditions to the exchange of Subscription Receipts into Debt Securities, Preferred Shares or Common Shares, as the case may be, and the consequences of such conditions not being satisfied;

(iv)	the procedures for the exchange of the Subscription Receipts into Debt Securities, Preferred Shares or Common Shares, as the case may be;

(v)	the number of Debt Securities, Preferred Shares or Common Shares, as the case may be, that may be exchanged upon exercise of each Subscription Receipt;

(vi)	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security, if applicable;

(vii)	the dates or periods during which the Subscription Receipts may be exchanged into Debt Securities, Preferred Shares or Common Shares, as the case may be;

(viii)	whether such Subscription Receipts will be listed on any securities exchange;

(ix)	any other specific terms.

Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the securities subject to the Subscription Receipts.

DESCRIPTION OF WARRANTS

The following describes certain general terms and provisions that will apply to the Warrants. The particular terms and provisions of Warrants offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below apply to such Warrants, will be described in such Prospectus Supplement.

The Bank may issue Warrants for the purchase of Debt Securities, Preferred Shares or Common Shares. Warrants may be offered separately or together with Debt Securities, Preferred Shares or Common Shares, as the case may be. Each series of Warrants will be issued under a separate indenture (each, a “Warrant Indenture”) in each case between the Bank and a trustee determined by the Bank. The statements below relating to any Warrant Indenture and the Warrants to be issued thereunder are summaries of certain anticipated provisions thereof, are not complete and are subject to, and qualified by reference to all provisions of the applicable Warrant Indenture. The applicable Prospectus Supplement will include details of the Warrant Indenture with respect to the Warrants being offered. Reference is made to the applicable Prospectus Supplement which will accompany this Prospectus for the terms and other information with respect to the offering of Warrants being offered thereby.

The particular terms and provisions of each issue of Warrants providing for the issuance of Debt Securities, Preferred Shares or Common Shares on exercise of Warrants will be described in the related Prospectus Supplement and may include the designation, number and terms of the Debt Securities, Preferred Shares or Common Shares purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms of the Warrants.

BANK ACT RESTRICTIONS AND APPROVALS

Under the Bank Act, the Bank is prohibited from redeeming or purchasing any of its shares or its subordinated debt, unless the consent of the Superintendent has been obtained. In addition, the Bank Act prohibits the Bank from purchasing or redeeming any shares or paying any dividends if there are reasonable grounds for believing that the Bank is, or the payment would cause the Bank to be, in contravention of the Bank Act requirement to maintain, in relation to the Bank’s operations, adequate capital and appropriate forms of liquidity and to comply with any regulations or directions of the Superintendent in relation thereto.

RESTRAINTS ON BANK SHARES UNDER THE BANK ACT

Under the Bank Act, no person shall have a significant interest in any class of shares of a bank, including the Bank, unless the person first receives the approval of the Minister of Finance (Canada) (the “Minister”). Ownership, directly or indirectly, of more than 10% of any class of shares of a bank constitutes a significant interest. No person, other than GBH Inc., has a significant interest in any class of shares of the Bank. The Bank monitors the above constraints on shareholdings through various means including through the completion of Declaration of Ownership Forms for shareholder certificate transfer requests. If any person contravenes the above constraints on shareholdings, neither such person, nor any entity controlled by the particular person, may exercise any voting rights until the shares to which the constraint relates are disposed of. Approval from the Minister for GBH Inc. to have a significant interest in the Common Shares was obtained in 2024.

The Bank Act also prohibits the registration of a transfer or issue of any shares of the Bank to, and the exercise, in person or by proxy, of any voting rights attached to any share of the Bank that is beneficially owned by, His Majesty in right of Canada or of a province or any agent or agency of His Majesty in either of those rights, or to the government of a foreign country or any political subdivision, agent or agency of any of them.

EARNINGS COVERAGE

The applicable Prospectus Supplement will provide, as required, the earnings coverage ratios with respect to the issuance of Securities pursuant to such Prospectus Supplement.

PLAN OF DISTRIBUTION

The Bank may offer and sell Securities directly to one or more purchasers, through agents, or through underwriters or dealers designated by it from time to time. The Bank may distribute the Securities from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the times of sale, at prices related to prevailing market prices or at negotiated prices. A description of such pricing will be disclosed in the applicable Prospectus Supplement. The Bank may offer Securities in the same offering, or the Bank may offer Securities in separate offerings.

This Prospectus may also, from time to time, relate to the offering of Securities by certain selling securityholders. The selling securityholders may sell all or a portion of the Securities beneficially owned by them and offered thereby from time to time directly or through one or more underwriters, broker-dealers or agents. The Securities may be sold by the selling securityholders in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. For greater certainty, this Prospectus will not qualify “at-the-market” distributions.

A Prospectus Supplement will describe the terms of each specific offering of Securities, including (i) the terms of the Securities to which the Prospectus Supplement relates, including the type of Security being offered; (ii) the name or names of any agents, underwriters or dealers involved in such offering of Securities; (iii) the name or names of any selling securityholders; (iv) the purchase price of the Securities offered thereby and the proceeds to, and the portion of expenses borne by, the Bank from the sale of such Securities; (v) any agents’ commission, underwriting discounts and other items constituting compensation payable to agents, underwriters or dealers; and (vi) any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers.

If underwriters are used in an offering, the Securities offered thereby will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. Securities may be either offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Only underwriters named in a Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby. The obligations of the underwriters to purchase Securities will be subject to the conditions precedent agreed upon by the parties, and the underwriters will be obligated to purchase all Securities under that offering if any are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers may be changed from time to time.

The Securities may also be sold: (i) directly by the Bank or the selling securityholders at such prices and upon such terms as agreed to; or (ii) through agents designated by the Bank or the selling securityholders from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Bank and/or selling securityholders to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent is acting on a “best efforts” basis for the period of its appointment.

The Bank and/or the selling securityholders may agree to pay the underwriters a commission for various services relating to the issue and sale of any Securities offered under any Prospectus Supplement. Agents, underwriters or dealers who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Bank and/or the selling securityholders to indemnification by the Bank and/or the selling securityholders against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

Agents, underwriters or dealers may make sales of Securities in privately negotiated transactions and/or any other method permitted by law. In connection with any offering of Securities, underwriters may over-allot or effect transactions which stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time.

The Bank may authorize agents or underwriters to solicit offers by eligible institutions to purchase Securities from the Bank at the public offering price set forth in the applicable Prospectus Supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commissions payable for solicitation of these contracts will be set forth in the applicable Prospectus Supplement.

Each class or series of Securities other than Common Shares, that is not a secondary offering will be a new issue of Securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Debt Securities, Warrants or Subscription Receipts will not be listed on any securities exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Preferred Shares, Debt Securities, Warrants or Subscription Receipts may be sold and purchasers may not be able to resell Preferred Shares, Debt Securities, Warrants or Subscription Receipts purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Preferred Shares, Debt Securities, Warrants or Subscription Receipts in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. Subject to applicable laws, certain dealers may make a market in the Preferred Shares, Debt Securities, Warrants or Subscription Receipts, as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the Preferred Shares, Debt Securities, Warrants or Subscription Receipts or as to the liquidity of the trading market, if any, for the Preferred Shares, Debt Securities, Warrants or Subscription Receipts.

PRIOR SALES AND TRADING PRICE AND VOLUME

Prior sales will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

Trading prices and volume of the Bank’s Securities will be provided for all of the Bank’s issued and outstanding Common Shares in each Prospectus Supplement to this Prospectus.

RISK FACTORS

Investment in the Securities is subject to various risks including those risks inherent in conducting the business of a diversified financial institution. Before deciding whether to invest in any Securities, investors should consider carefully the risks set out herein and incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference) and those described in a Prospectus Supplement relating to a specific offering of Securities.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds to the Bank from the sale of the Securities will be added to the general funds of the Bank. The Bank will not receive any proceeds from any sales of Securities offered by a selling securityholder.

Legal Matters

Unless otherwise specified in a Prospectus Supplement, certain legal matters relating to the Securities offered by a Prospectus Supplement will be passed upon on behalf of the Bank by Stikeman Elliott LLP with respect to Canadian legal matters and Davis Polk & Wardwell LLP with respect to U.S. legal matters. As at the date hereof, the partners and associates of Stikeman Elliott LLP beneficially owned, directly or indirectly, less than 1% of any issued and outstanding securities of the Bank or any associates or affiliates of the Bank.

Auditors, Registrar and Transfer Agent

Ernst & Young LLP are the auditors of the Bank and are independent of the Bank within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of Ontario. Ernst & Young LLP replaced KPMG LLP, the Bank’s previous auditors, on December 14, 2022. The Bank’s registrar and transfer agent is Computershare Investor Services Inc., 100 University Avenue, Toronto, Ontario M5J 2Y1.

Documents Filed As Part Of The Registration Statement

The following documents have been filed or furnished with the SEC as part of the Registration Statement of which this Prospectus forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from the Bank’s directors and officers, as applicable; (iii) the consent of Ernst & Young LLP; (iv) the consent of KPMG LLP; and (v) the consent of Stikeman Elliott LLP. A copy of the form of indenture, warrant agreement, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Securities Exchange Act of 1934, as amended.